Exhibit 99.1

Scotiabank reports third quarter results

Toronto, August 28, 2015 – Scotiabank today reported third quarter net income of $1,847 million, compared with net income of $2,351 million in the same period last year or $1,796 million excluding the gain of $555 million or 45 cents per share. Diluted earnings per share were $1.45 compared to $1.40 adjusting for the gain in the same period a year ago. Return on equity was 14.7% compared to 15.7% last year on the same basis.

“We delivered solid third quarter results for shareholders, with strong earnings in our personal and commercial businesses in Canadian and International Banking,” said Brian Porter, President and CEO. “Our focus on customers across our diversified businesses contributed to our growth despite some challenging economic conditions.”

“Canadian Banking had a strong quarter with underlying performance up 15%. All of its key business segments – retail and small business banking, commercial banking and wealth management – delivered very good growth. We continue to make investments to enhance customer experience and drive sustainable earnings growth.

“International Banking continued to show good growth momentum with earnings up 11%. Strong asset growth over the last year, primarily in the Pacific Alliance countries, complemented higher earnings in our other regions.

“A strong capital position of 10.4% common equity, along with earnings growth, allows us to continue making investments in our businesses to further organic growth, make selective acquisitions, and pay our shareholders via dividends. We announced a dividend increase of 2 cents, bringing our quarterly payment to 70 cents per share.”

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 66 for details.

Financial Highlights

	As at and for the three months ended			For the nine months ended
(Unaudited)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Operating results ($ millions)
Net interest income	3,354	3,198	3,150	9,721	9,206
Net interest income (TEB(1))	3,357	3,202	3,155	9,733	9,217
Non-interest income	2,770	2,739	3,337	8,203	8,651
Non-interest income (TEB(1))	2,875	2,852	3,421	8,508	8,893
Total revenue	6,124	5,937	6,487	17,924	17,857
Total revenue (TEB(1))	6,232	6,054	6,576	18,241	18,110
Provision for credit losses	480	448	398	1,391	1,129
Non-interest expenses	3,334	3,224	3,140	9,755	9,240
Provision for income taxes	463	468	598	1,408	1,628
Provision for income taxes (TEB(1))	571	585	687	1,725	1,881
Net income	1,847	1,797	2,351	5,370	5,860
Net income attributable to common shareholders	1,767	1,727	2,267	5,143	5,573
Operating performance
Basic earnings per share ($)	1.46	1.43	1.86	4.24	4.59
Diluted earnings per share ($)	1.45	1.42	1.85	4.22	4.57
Adjusted diluted earnings per share(1) ($)	1.47	1.43	1.86	4.26	4.61
Return on equity(1) (%)	14.7	15.1	20.6	14.7	17.6
Productivity ratio (%) (TEB(1))	53.5	53.3	47.8	53.5	51.0
Core banking margin (%) (TEB(1))	2.40	2.41	2.41	2.41	2.39
Financial position information ($ millions)
Cash and deposits with financial institutions	82,789	60,664	49,964
Trading assets	103,705	113,120	120,407
Loans	451,048	435,958	418,942
Total assets	863,064	837,161	791,509
Deposits	602,791	575,281	545,064
Common equity	48,674	46,712	44,236
Preferred shares	2,934	2,934	2,934
Assets under administration(1)	459,847	445,773	421,944
Assets under management(1)	182,891	176,795	164,847
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	10.4	10.6	10.9
Tier 1 capital ratio (%)	11.6	11.9	12.3
Total capital ratio (%)	13.5	13.9	14.1
Leverage ratio(2) (%)	4.1	4.1	N/A
CET1 risk-weighted assets(3) ($ millions)	348,039	328,688	307,795
Liquidity coverage ratio(4) (LCR) (%)	127	123	N/A
Credit quality
Net impaired loans(5) ($ millions)	2,096	2,172	1,877
Allowance for credit losses ($ millions)	4,125	3,694	3,406
Net impaired loans as a % of loans and acceptances(5)	0.45	0.48	0.43
Provision for credit losses as a % of average loans and acceptances (annualized)	0.42	0.41	0.37	0.42	0.36
Common share information
Share price ($) (TSX)
High	67.29	67.73	74.93	71.18	74.93
Low	60.52	61.30	66.18	60.52	59.92
Close	64.19	66.53	74.01
Shares outstanding (millions)
Average – Basic	1,210	1,210	1,217	1,212	1,214
Average – Diluted	1,231	1,231	1,225	1,232	1,221
End of period	1,208	1,210	1,217
Dividends per share ($)	0.68	0.68	0.64	2.02	1.90
Dividend yield(6) (%)	4.3	4.2	3.6	4.1	3.8
Market capitalization ($ millions) (TSX)	77,529	80,499	90,083
Book value per common share ($)	40.30	38.61	36.34
Market value to book value multiple	1.6	1.7	2.0
Price to earnings multiple (trailing 4 quarters)	12.0	11.6	12.6
Other information
Employees	90,354	87,324	86,949
Branches and offices	3,211	3,244	3,286
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Effective November 1, 2014, the Bank is subject to OSFI’s Leverage Requirements Guideline (refer to Note 12).
(3)	Credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier 1 and Total capital ratios, respectively in 2015.
(4)	LCR is based on OSFI’s guideline, Liquidity Adequacy Requirement (LAR), effective commencing Q2/15.
(5)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share prices for the period.

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Contents

4	Management’s Discussion and Analysis
6	Group Financial Performance and Financial Condition
	6	Financial results
	8	Risk management
	20	Financial position
	20	Capital management
	21	Common dividend
	22	Financial instruments

	22	Selected credit instruments
	22	Off-balance sheet arrangements
	22	Regulatory developments
23	Accounting Policies and Controls
	23	Accounting policies and estimates
	24	Future accounting developments
	24	Changes in internal control over financial reporting
	24	Related party transactions

24	Economic Outlook
25	Business Segment Review
33	Quarterly Financial Highlights
34	Share Data
36	Condensed Interim Consolidated Financial Statements (unaudited)
41	Notes to the Condensed Interim Consolidated Financial Statements
66	Shareholder Information

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2014 Annual Report under the headings “Overview – Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may”, “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank (See “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2014 Annual Report, as updated by this document); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 65 of the Bank’s 2014 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2014 Annual Report under the heading “Overview – Outlook,” as updated by this document; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the periods ended July 31, 2015, compared to corresponding periods. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders and the Bank’s 2014 Annual Report. This MD&A is dated August 28, 2015.

Additional information relating to the Bank, including the Bank’s 2014 Annual Report, are available on the Bank’s website at www.scotiabank.com, as well as on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in non-interest income.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in non-interest expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue (on a taxable equivalent basis).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Regulatory capital and liquidity ratios

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1, Total Capital, Leverage and Liquidity coverage ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

4    Scotiabank Third Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxable equivalent basis

The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, non-interest income, total revenue, and provision for income taxes is presented below:

	For the three months ended			For the nine months ended
TEB Gross up ($ millions)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Net interest income	$3	$4	$5	$12	$11
Non-interest income	105	113	84	305	242
Total revenue and provision for taxes	$108	$117	$89	$317	$253

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Scotiabank Third Quarter Report 2015    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition

Financial results

The Bank’s net income for the third quarter was $1,847 million compared to $2,351 million in the same period last year and $1,797 million last quarter. Net income in the third quarter last year included an after-tax gain of $555 million ($643 million pre-tax), or 45 cents per share, from the sale of a majority of the Bank’s holding in CI Financial Corp. (“notable gain”), including an unrealized after-tax gain of $152 million.

Diluted earnings per share were $1.45, compared to $1.85 in the same period a year ago and $1.42 last quarter. Adjusting for the notable gain last year, diluted earnings per share grew 4%. Return on equity was 14.7%, compared to 15.7% last year on the same basis and 15.1% last quarter.

Impact of foreign currency translation

The table below reflects the estimated impact of foreign currency translation on key income statement items.

($ millions)	For the three months ended		For the nine months ended
	July 31, 2015 vs. July 31, 2014	July 31, 2015 vs. April 30, 2015	July 31, 2015 vs. July 31, 2014
Canadian/U.S. dollar exchange rate (average)
July 31, 2015	$1.245	$1.245	$1.218
April 30, 2015		$1.249
July 31, 2014	$1.081		$1.085
% change	15.1%	(0.3)%	12.3%
Impact on income:(1)
Net interest income	$55	$(30)	$161
Non-interest income(2)	27	(27)	174
Non-interest expenses	(37)	24	(101)
Other items (net of tax)	–	13	(35)
Net income	$45	$(20)	$199
Earnings per share (diluted)	$0.04	$(0.02)	$0.16

Impact by business line:
Canadian Banking	$7	$–	$13
International Banking(2)	30	(8)	76
Global Banking and Markets	17	(4)	83
Other(1)(2)	(9)	(8)	27
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Financial results commentary

Net income

Q3 2015 vs Q3 2014

The Bank’s net income was $1,847 million compared to $2,351 million. Adjusting for the notable gain from last year, net income increased $51 million or 3%. Higher net interest income, combined with a lower effective income tax rate and the positive impact of foreign currency translation, were offset by higher provision for credit losses and non-interest expenses.

Q3 2015 vs Q2 2015

Net income was up $50 million or 3%. This increase was due primarily to higher net interest income, banking and wealth management revenues, and net income from associated corporations. These were partly offset by lower trading and underwriting revenues, higher provision for credit losses, higher non-interest expenses and the negative impact of foreign currency translation.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Net income was $5,370 million compared to $5,860 million. Adjusting for the notable gain from last year, net income increased $65 million or 1%. The year-over-year increase resulted from higher net interest margins, stronger wealth management and banking revenues, a lower effective tax rate and the favourable impact of foreign currency translation. Partly offsetting were higher provision for credit losses and non-interest expenses, lower net gains on investment securities and a lower contribution from investments in associates.

Net interest income

Q3 2015 vs Q3 2014

Net interest income (on a taxable equivalent basis) was $3,357 million, up $202 million or 6%, from $3,155 million. The increase was attributable to asset growth primarily in automotive and commercial loans in Canadian Banking, retail and commercial loans in International Banking, corporate loans in Global Banking and Markets, and the positive impact of foreign currency translation. The core banking margin was 2.40%, a slight decrease from 2.41% last year. Margin increases in Canadian Banking were offset by the impact of higher volumes of lower yielding deposits with financial institutions and lower asset/liability management income.

Q3 2015 vs Q2 2015

Net interest income (on a taxable equivalent basis) was up $155 million or 5%. The increase was attributable to asset growth in Canadian Banking and International Banking, and the longer quarter, partly offset by the negative impact of foreign currency translation. The core banking margin remained stable at 2.40%. An increase in the International Banking margin was mostly offset by the impact of higher volumes of lower yielding deposits with financial institutions.

6    Scotiabank Third Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Net interest income (on a taxable equivalent basis) was $9,733 million, up $516 million or 6%. This increase was attributable to strong loan growth in International Banking, consumer auto loans in Canadian Banking, and the positive impact of foreign currency translation. The core banking margin was 2.41%, up from 2.39% driven by an eight basis point increase in the Canadian Banking margin.

Non-interest income

Q3 2015 vs Q3 2014

Non-interest income (on a taxable equivalent basis) was $2,875 million, down from $3,421 million. Adjusting for the notable gain, non-interest income was up $97 million or 3%. Contributing to this increase was growth in banking, wealth management and trading revenues, acquisitions and the positive impact of foreign currency translation. Partly offsetting were lower net gains on investment securities and lower underwriting and advisory fees.

Q3 2015 vs Q2 2015

Non-interest income (on a taxable equivalent basis) was up $23 million or 1%. The increase was mostly due to higher banking and wealth management revenues, acquisitions, and higher contributions from associated corporations. These were mostly offset by lower trading and underwriting revenues and the negative impact of foreign currency translation.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Non-interest income (on a taxable equivalent basis) was $8,508 million, down from $8,893 million. Adjusting for the notable gain, acquisitions and the positive impact of foreign currency translation, non-interest income increased $50 million or 1%. The increase is primarily due to higher mutual fund revenues, benefiting from asset growth and market appreciation, and higher credit card fees. Partly offsetting was a decrease in underwriting fees, as well as lower net gains on investment securities and contribution from associated corporations.

Provision for credit losses

Q3 2015 vs Q3 2014

The provision for credit losses was $480 million, up $82 million. The increase was primarily due to higher provisions in International Banking retail, mostly from acquisition impacts, and Canadian Banking retail portfolios driven by growth in relatively higher spread products.

Q3 2015 vs Q2 2015

The provision for credit losses was $480 million up $32 million. The increase was primarily due to higher retail and commercial provisions in International Banking, driven by asset growth and acquisitions.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Provision for credit losses were $1,391 million, up $262 million. The increase was primarily due to higher International Banking retail provisions, mostly from acquisition impacts, and Mexico. Canadian Banking retail provisions were also higher, driven by growth in relatively higher spread products partly offset by lower provisions in Canadian Banking commercial portfolios. Further discussion on credit risk is provided below.

Non-interest expenses

Q3 2015 vs Q3 2014

Non-interest expenses were $3,334 million, up from $3,140 million or 6%. About half of this increase was due to the negative impact of foreign currency translation and the impact of acquisitions. The underlying increase was due primarily to higher volume-related expenses and increases in technology and project spend reflecting business investments and efficiency initiatives. Remuneration expense increases reflecting increased salaries and staffing levels were generally offset by lower performance and share-based compensation. The productivity ratio was 53.5%, compared to 47.8% or 52.9% on an adjusted basis.

Q3 2015 vs Q2 2015

Non-interest expenses increased $110 million or 3% from $3,224 million. This increase reflected the impact of a longer quarter, acquisitions, as well as higher technology and legal expenses. The productivity ratio was 53.5% compared to 53.3%.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Non-interest expenses were $9,755 million, up $515 million or 6%. Expenses increased across most categories reflecting continued investment in growth initiatives, the negative impact of foreign currency translation, and acquisitions. Compensation related expenses increased reflecting increased salaries and staffing levels, as well as higher pension costs, partially offset by lower performance and share-based compensation. The productivity ratio was 53.5%, compared to 51.0% or 52.9% on an adjusted basis. The adjusted basis operating leverage was negative 1.1%.

Taxes

Q3 2015 vs Q3 2014

The effective tax rate of 20.1% was slightly down from 20.3%, due mainly to lower taxes in foreign jurisdictions and higher tax-exempt income in the current quarter. This was partially offset by lower taxes in the prior year on the notable gain.

Q3 2015 vs Q2 2015

The effective tax rate this quarter decreased to 20.1% from 20.7% due to higher tax recoveries, partially offset by higher taxes in foreign jurisdictions.

Scotiabank Third Quarter Report 2015    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q3 2015 vs Year-to-date Q3 2014

The effective tax rate was 20.8% down from 21.7%. The decrease in the effective tax rate was due primarily to higher tax-exempt income and lower taxes in foreign jurisdictions. This was partially offset by lower taxes in the prior year on the notable gain.

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined in pages 65 to 89 of the Bank’s 2014 Annual Report.

Credit risk

Provision for credit losses

Q3 2015 vs Q3 2014

The provision for credit losses was $480 million this quarter, up $82 million.

The provision for credit losses was $173 million in Canadian Banking, up from $152 million, due to higher provisions in retail portfolios driven by growth in relatively higher spread products. The provision for credit losses ratio was 23 basis points, compared to 21 basis points.

The provision for credit losses was $293 million in International Banking, compared to $242 million due to higher retail provisions, slightly offset by lower commercial provisions. Higher retail provisions in Colombia and Chile, mostly from acquisition impacts, as well as in Mexico, were partially offset by lower provisions in Peru. Excluding acquisitions retail provisions were in line with growth in outstandings. Commercial provisions declined in most geographies, partially offset by higher provisions in Peru and Brazil. The provision for credit losses ratio was 1.27%, up eight basis points, or excluding the acquisition impacts, the ratio was down six basis points to 1.26%.

Global Banking and Markets’ provision for credit losses was $14 million this quarter, compared to $4 million, due to increases in Europe and the United States, partially offset by a decrease in Asia. The provision for credit losses ratio was eight basis points, compared to two basis points.

Q3 2015 vs Q2 2015

The provision for credit losses was up $32 million.

The provision for credit losses of $173 million this quarter in Canadian Banking was up $4 million, due to higher provisions in retail portfolios driven by growth in relatively higher spread products. The provision for credit losses ratio was 23 basis points, a decrease of one basis point.

The provision for credit losses in International Banking was $293 million this quarter, up from $266 million, driven by retail and commercial asset growth. The increase in the retail provision is due largely to higher provisions in Colombia and Chile, mostly from acquisition impacts. The increase in the commercial provision is due to higher provisions in Latin America, primarily in Peru, partially offset by lower provisions in the Caribbean. The provision for credit losses ratio was up eight basis points, or excluding the acquisition impacts, the ratio was 1.26% up five basis points from 1.21%.

Global Banking and Markets’ provision for credit losses was $14 million compared to $13 million. Increases in provisions in Europe and the United States were partially offset by decreases in Canada and Asia. The provision for credit losses ratio of eight basis points was unchanged.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

The provision for credit losses was $1,391 million, up $262 million from $1,129 million.

The provision for credit losses was $507 million in Canadian Banking, up $80 million, with higher provisions in retail portfolios, driven by growth in relatively higher spread products, slightly offset by lower provisions in commercial portfolios. The provision for credit losses ratio was 23 basis points, compared to 21 basis points.

The provision for credit losses in International Banking was $844 million, compared to $688 million. The increase is due entirely to higher provisions in the retail portfolio, primarily in Colombia and Chile, mostly from acquisition impacts, as well as in Mexico, and the Caribbean related to mortgages. Provisions in the commercial portfolio decreased primarily due to lower provisions in Colombia and the Caribbean & Central America, offset by higher provisions in Peru. The provision for credit losses ratio was 1.26%, up 11 basis points compared to the same period last year, or excluding the acquisition impacts, the ratio was down six basis points to 1.27%.

Global Banking and Markets’ provision for credit losses was $40 million, compared to $14 million, due to higher provisions in Canada and Europe, partially offset by lower provisions in the United States. The provision for credit losses ratio was eight basis points, compared to three basis points.

Allowance for credit losses

Total allowance for credit losses was $3,922 million as at July 31, 2015 (excluding $203 million of allowance for credit losses from R-G Premier Bank of Puerto Rico loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee) compared to $3,497 million as at April 30, 2015 (excluding $197 million related to R-G Premier Bank). The allowance for off-balance sheet credit risks classified as other liabilities was $101 million, down $79 million from the previous quarter due to rebalancing of the allowances and reserves against on-balance sheet and off-balance sheet items.

The allowance for credit losses related to impaired loans was $2,571 million compared to $2,225 million as at April 30, 2015. The total allowance for credit losses which includes allowances of $1,351 million related to performing loans as at July 31, 2015, increased $79 million from April 30, 2015 due to rebalancing of reserves required between off-balance sheet and on-balance sheet exposures and retrospective adjustments primarily relating to foreign currency translation of prior years.

In Canadian Banking, the allowance decreased to $717 million from $726 million as at April 30, 2015, due to decreases in both commercial and retail portfolios.

In International Banking, the allowance for credit losses increased $344 million to $1,786 million, due to the impact of foreign currency translation, higher new provisions and lower write-offs.

Global Banking and Markets’ had an allowance of $68 million, up $11 million from April 30, 2015, due to increases across most regions, partially offset by a decrease in Canada.

Impaired loans

Total gross impaired loans as at July 31, 2015, were $4,667 million, up $270 million from April 30, 2015, of which $136 million relates to foreign currency translation. The remainder of the increase was mainly in International Banking and Global Banking and Markets portfolios.

Total net impaired loans as at July 31, 2015 were $2,096 million, a decline of $76 million from $2,172 million as at April 30, 2015.

Net impaired loans in Canadian Banking were $373 million as at July 31, 2015, an increase of $4 million from April 30, 2015, due to increases in the commercial portfolios, partially offset by decreases in the retail portfolios.

International Banking’s net impaired loans of $1,592 million as at July 31, 2015 decreased from $1,693 million as at April 30, 2015, with decreases in both retail and commercial portfolios.

In Global Banking and Markets, net impaired loans increased to $131 million as at July 31, 2015 from $110 million last quarter, due to an increase in Europe, partially offset by decreases in Canada and the United States.

8    Scotiabank Third Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowance for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently, none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

In 2012, a credit mark of $549 million for combined expected and incurred losses was recognized during the acquisition of Banco Colpatria in Colombia. As at July 31, 2015, the remaining balance of the credit mark was $15 million (April 30, 2015 – $21 million; October 31, 2014 – $41 million). The credit mark was utilized in the past three years as follows: $141 million in 2012; $204 million in 2013; and $163 million in 2014. For the nine months of 2015, $26 million of the credit mark was utilized.

Overview of loan portfolio – Top and emerging risks

The Bank has a well diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Oil and gas

The Bank’s outstanding loan exposure to oil and gas was $15.8 billion as at July 31, 2015 (April 30, 2015 – $15.5 billion; October 31, 2014 – $12.8 billion), reflecting approximately 3.4% (April 30, 2015 – 3.4%; October 31, 2014 – 2.9%) of the Bank’s total loan book. In addition, the Bank has related undrawn oil and gas loan commitments amounting to $13.5 billion as at July 31, 2015 (April 30, 2015 – $12.0 billion; October 31, 2014 –$10.8 billion). Excluding the effect of foreign exchange translation, outstanding loan exposure declined by $0.5 billion relative to last quarter.

The Bank believes that its oil and gas exposures are manageable and the Bank continues to evaluate the potential impact of oil price scenarios on exposures through various stress tests.

Puerto Rico

The Bank’s outstanding loan exposure in Puerto Rico was $6.1 billion as at July 31, 2015, approximately 1.3% of the Bank’s total loan book. This includes $3.7 billion in retail loans and $2.4 billion in Business & Government loans, including loans to government and related entities of $0.4 billion. Approximately 60% of the retail loans are subject to a FDIC loss-sharing arrangement.

The Bank believes its outstanding loan exposure in Puerto Rico is manageable.

Residential mortgages

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at July 31, 2015, these loans amounted to $306 billion or 66% of the Bank’s total loans and acceptances outstanding (April 30, 2015 – $300 billion or 66%; October 31, 2014 – $297 billion or 68%). Of these, $235 billion or 77% are real estate secured loans (April 30, 2015 – $232 billion or 77%; October 31, 2014 – $232 billion or 78%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs) by geographic areas.

	As at July 31, 2015
	Residential mortgages						Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,615	3.5%	$5,502	2.9%	$12,117	6.4%	$2	–%	$1,279	6.8%	$1,281	6.8%
Quebec	6,883	3.6	8,429	4.5	15,312	8.1	–	–	1,032	5.5	1,032	5.5
Ontario	42,501	22.5	50,222	26.6	92,723	49.1	3	–	9,447	50.2	9,450	50.2
Manitoba & Saskatchewan	4,690	2.5	3,968	2.1	8,658	4.6	2	–	862	4.6	864	4.6
Alberta	17,433	9.2	12,264	6.5	29,697	15.7	3	0.1	3,035	16.0	3,038	16.1
British Columbia & Territories	13,592	7.2	16,938	8.9	30,530	16.1	–	–	3,153	16.8	3,153	16.8
Canada(3)	$91,714	48.5%	$97,323	51.5%	$189,037	100%	$10	0.1%	$18,808	99.9%	$18,818	100%
International	–	–	26,963	100	26,963	100	–	–	–	–	–	–
Total	$91,714	42.5%	$124,286	57.5%	$216,000	100%	$10	0.1%	$18,808	99.9%	$18,818	100%
	As at April 30, 2015
Canada(3)	$94,679	50.3%	$93,608	49.7%	$188,287	100%	$11	0.1%	$18,871	99.9%	$18,882	100%
International	–	–	25,235	100	25,235	100	–	–	–	–	–	–
Total	$94,679	44.3%	$118,843	55.7%	$213,522	100%	$11	0.1%	$18,871	99.9%	$18,882	100%
	As at October 31, 2014
Canada(3)	$97,943	51.9%	$90,899	48.1%	$188,842	100%	$12	0.1%	$18,946	99.9%	$18,958	100%
International	–	–	23,806	100	23,806	100	–	–	–	–	–	–
Total	$97,943	46.1%	$114,705	53.9%	$212,648	100%	$12	0.1%	$18,946	99.9%	$18,958	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4 + units) of $2,023 (April 30, 2015 – $1,917; October 31, 2014 – $1,518) of which $939 are insured (April 30, 2015 – $852; October 31, 2014 – $632).

Scotiabank Third Quarter Report 2015    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at July 31, 2015
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 Years	35 years and greater	Total residential mortgages
Canada	35.2%	35.7%	25.2%	3.8%	0.1%	100%
International	67.0%	20.4%	11.1%	1.3%	0.2%	100%
	As at April 30, 2015
Canada	35.3%	35.3%	24.5%	4.8%	0.1%	100%
International	67.4%	20.2%	11.1%	1.1%	0.2%	100%
	As at October 31, 2014
Canada	34.6%	34.0%	25.1%	6.2%	0.1%	100%
International	66.6%	20.5%	11.5%	1.2%	0.2%	100%

Loan to value ratios

The Canadian residential mortgage portfolio is 52% uninsured (April 30, 2015 – 50%; October 31, 2014 – 48%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 53% (April 30, 2015 – 53%; October 31, 2014 – 54%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit under the Scotia Total Equity Plan, which include mortgages for purchases, refinances with a request for additional funds and transfer from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios(1)
	For the three months ended July 31, 2015
	Residential mortgages	Home equity lines of credit(2)
	LTV%	LTV%
Canada:
Atlantic provinces	67.8	61.1
Quebec	62.4	68.8
Ontario	62.3	66.8
Manitoba & Saskatchewan	67.9	66.8
Alberta	65.8	69.6
British Columbia & Territories	60.5	64.7
Canada	62.9%	66.7%
International	68.3%	N/A
	For the three months ended April 30, 2015
Canada	62.3%	64.5%
International	68.6%	N/A
	For the three months ended October 31, 2014
Canada	62.0%	65.0%
International	68.8%	N/A
(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank stress tests its retail lending portfolio to assess the potential impact of worsening economic conditions such as increases in unemployment and declines in residential real estate prices. It has an ongoing program to apply topical scenarios such as assessing the impact of a decrease in oil prices on retail loan losses in relevant regions. Potential losses in the mortgage portfolio under such scenarios are manageable due to the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, the Bank had loans outstanding of $972 million as at July 31, 2015 (April 30, 2015 – $1,076 million; October 31, 2014 – $978 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

10    Scotiabank Third Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

The current European exposure is provided below:

	As at
	July 31, 2015						April 30 2015	October 31 2014
	Loans and loan equivalents
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure	Total European exposure
Gross exposure	$11,349	$2,606	$12,995	$8,958	$2,548	$38,456	$35,916	$31,073
Less: Undrawn commitments	–	–	12,995	–	–	12,995	11,671	11,187
Net funded exposure	$11,349	$2,606	$–	$8,958	$2,548	$25,461	$24,245	$19,886
(1)	Individual allowances for credit losses are $16. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $3,655 and collateral held against SFT was $7,266.

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (80% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

Below are the funded exposures related to all European countries:

	As at
	July 31, 2015				April 30 2015	October 31 2014
($ millions)	Sovereign(1)	Bank	Corporate(2)	Total	Total	Total
Greece	$–	$–	$346	$346	$332	$384
Ireland	23	2	399	424	332	295
Italy	456	209	14	679	418	271
Portugal	–	–	–	–	4	6
Spain	199	51	292	542	381	330
Total GIIPS	$678	$262	$1,051	$1,991	$1,467	$1,286

U.K.	$1,668	$1,857	$7,390	$10,915	$9,812	$8,072
Germany	1,256	640	1,139	3,035	3,293	2,535
France	1,333	815	406	2,554	3,121	3,077
Netherlands	(21)	380	893	1,252	1,098	588
Switzerland	–	419	623	1,042	1,098	969
Other	974	165	3,533	4,672	4,356	3,359
Total Non-GIIPS	$5,210	$4,276	$13,984	$23,470	$22,778	$18,600
Total Europe	$5,888	$4,538	$15,035	$25,461	$24,245	$19,886
Total Europe as at April 30, 2015	$6,546	$4,928	$12,771	$24,245
Total Europe as at October 31, 2014	$5,159	$4,208	$10,519	$19,886
(1)	Includes $625 (April 30, 2015 – $686; October 31, 2014 – $397) in exposures to supra-national agencies.
(2)	Corporate includes financial institutions that are not banks.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of July 31, 2015, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $2.0 billion, up from $1.5 billion last quarter. Of the $2.0 billion, $1.1 billion related to loans, loan equivalents and deposits with financial institutions which dropped $30 million over last quarter.

The Bank was net long securities in sovereign exposures to Italy ($456 million) and Spain ($199 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $209 million, as at July 31, 2015 (April 30, 2015 – $253 million; October 31, 2014 – $268 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $346 million (April 30, 2015 – $332 million; October 31, 2014 – $384 million) related primarily to secured loans to shipping companies.

Scotiabank Third Quarter Report 2015    11

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s exposures are distributed as follows:

	As at
	July 31, 2015					April 30 2015	October 31 2014
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total	Total
Greece	$346	$–	$–	$–	$346	$332	$384
Ireland	100	23	227	74	424	332	295
Italy	271	2	404	2	679	418	271
Portugal	–	–	–	–	–	4	6
Spain	342	1	194	5	542	381	330
Total GIIPS	$1,059	$26	$825	$81	$1,991	$1,467	$1,286

U.K.	$5,919	$1,652	$1,734	$1,610	$10,915	$9,812	$8,072
Germany	1,110	444	1,341	140	3,035	3,293	2,535
France	874	60	1,530	90	2,554	3,121	3,077
Netherlands	785	79	179	209	1,252	1,098	588
Switzerland	700	37	262	43	1,042	1,098	969
Other	3,508	121	668	375	4,672	4,356	3,359
Total Non-GIIPS	$12,896	$2,393	$5,714	$2,467	$23,470	$22,778	$18,600
Total Europe	$13,955	$2,419	$6,539	$2,548	$25,461	$24,245	$19,886

Securities exposures to European sovereigns and banks (excluding GIIPS) were $4.8 billion as at July 31, 2015 (April 30, 2015 – $5.9 billion; October 31, 2014 – $4.9 billion), predominantly related to issuers in France, Germany, United Kingdom and Luxembourg. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis. As at July 31, 2015, credit exposure to banks in the form of issued letters of credit amounted to $1.4 billion (April 30, 2015 – $1.3 billion; October 31, 2014 – $3.6 billion).

Undrawn commitments of $13.0 billion (April 30, 2015 – $11.7 billion; October 31, 2014 – $11.0 billion) are comprised of unfunded loan commitments and commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $9.2 billion as at July 31, 2015 (April 30, 2015 – $8.1 billion; October 31, 2014 – $7.5 billion). Unfunded commitments are detailed further by country in the table below.

The Bank’s indirect exposure is also detailed in the table below and is defined as:

•	Securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and
•	Letters of credit or guarantees (included as loan equivalents in the above table).

Included in the indirect securities exposure was $271 million related to GIIPS, $103 million to the United Kingdom and $73 million to Switzerland. Indirect exposure by way of letters of credit totaled $2,606 million at July 31, 2015 (April 30, 2015 – $2,122 million; October 31, 2014 – $1,839 million), of which $65 million (April 30, 2015 – $62 million; October 31, 2014 – $43 million) was indirect exposure to GIIPS. Indirect exposure is managed through the Bank’s credit risk management framework, with a robust assessment of the counterparty. In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $2,080 million (April 30, 2015 – $1,927 million; October 31, 2014 – $1,371 million).

	Undrawn commitments			Indirect exposure(1)
($ millions)	July 31 2015	April 30 2015	October 31 2014	July 31 2015	April 30 2015	October 31 2014
Greece	$–	$–	$–	$–	$–	$–
Ireland	217	71	87	1	–	(1)
Italy	49	82	45	7	9	7
Portugal	–	–	–	–	–	–
Spain	121	98	57	328	516	490
Total GIIPS	$387	$251	$189	$336	$525	$496
U.K.	$6,142	$5,632	$5,662	$1,179	$879	$693
Germany	861	829	791	139	181	313
France	1,531	1,393	1,269	429	399	346
Netherlands	1,245	1,200	1,056	221	205	175
Switzerland	704	678	806	252	155	172
Other	2,125	1,688	1,414	522	413	365
Total Non-GIIPS	$12,608	$11,420	$10,998	$2,742	$2,232	$2,064
Total Europe	$12,995	$11,671	$11,187	$3,078	$2,757	$2,560
(1)	Amounts in brackets represent net short positions arising from trading transactions.

The Bank may on occasion use credit default swaps (CDS) to partially offset its banking book exposure. As part of the trading portfolio, the Bank may purchase or sell CDS. Specific to GIIPS as at July 31, 2015, the Bank had no CDS protection on funded loan exposures. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, the Bank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, the Bank has no funded exposure in these countries to retail customers or small businesses.

12    Scotiabank Third Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	July 31 2015	April 30 2015	July 31 2014
Credit spread plus interest rate	$8.6	$8.0	$14.8
Credit spread	7.7	8.2	10.7
Interest rate	3.9	4.3	10.8
Equities	1.9	2.5	3.1
Foreign exchange	1.0	1.1	0.8
Commodities	4.0	4.1	2.7
Debt specific	4.5	5.1	15.5
Diversification effect	(9.4)	(10.2)	(15.5)
All Bank VaR	$10.5	$10.5	$21.5
All Bank Stressed VaR	$22.2	$23.3	$31.2

In the third quarter of 2015, the average one-day total VaR remained flat at $10.5 million.

The average one-day total Stressed VaR during the quarter was $22.2 million, down from $23.3 million in the previous quarter due to both reduced Stressed General Market Risk and Stressed Debt Specific Risk. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There were three trading loss days in the third quarter, compared to four in the previous quarter. The losses were well within the range predicted by VaR. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Incremental Risk Charge and Comprehensive Risk Measure

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) which capture the following:

•	Default risk: This is the potential for direct losses due to an obligor’s (equity/bond issuer or counterparty) default; and
•	Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade.

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. In addition, for CRM in correlation trading there is a market simulation model to capture historical price movements. Both IRC and CRM are calculated at the 99.9th percentile with a one year liquidity horizon.

Validation of new models

Prior to the implementation of new market risk models, substantial validation and testing is conducted. Validation is conducted when a model is initially developed and when any significant changes are made to a model. Models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier re-validation due to significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate;
•	Impact tests including stress testing that would occur under historical and hypothetical market conditions;
•	The use of hypothetical portfolios to ensure that models are able to capture concentration risk that may arise in an undiversified portfolio.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives risk related to Global Banking and Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-trading risk category. A comparison of balance sheet items which are covered under the trading and non-trading risk measures is provided in the table below.

Scotiabank Third Quarter Report 2015    13

MANAGEMENT’S DISCUSSION & ANALYSIS

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at July 31, 2015	Market risk measure

($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$7,697	$7,697	$–	$–	n/a
Trading assets	103,705	103,705	–	–	n/a
Financial instruments designated at fair value through profit or loss	126	–	126	–	Interest rate
Derivative financial instruments	47,207	42,354	4,853	–	Interest rate, FX, equity
Investment securities	41,190	–	41,190	–	Interest rate, equity
Loans	451,048	–	451,048	–	Interest rate, FX
Assets not subject to market risk(1)	212,091	–	–	212,091	n/a
Total assets	$863,064	$153,756	$497,217	$212,091
Deposits	$602,791	$–	$571,961	$30,830	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,376	–	1,376	–	Interest rate, equity
Obligations related to securities sold short	23,363	23,363	–	–	n/a
Derivative financial instruments	48,866	45,621	3,245	–	Interest rate, FX, equity
Trading liabilities(2)	5,266	5,266	–	–	n/a
Pension and other benefit liabilities	2,596	–	2,596	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	125,845	–	–	125,845	n/a
Total liabilities	$810,103	$74,250	$579,178	$156,675
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

As at October 31, 2014	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$7,286	$7,286	$–	$–	n/a
Trading assets	113,248	113,248	–	–	n/a
Financial instruments designated at fair value through profit or loss	111	–	111	–	Interest rate
Derivative financial instruments	33,439	31,401	2,038	–	Interest rate, FX, equity
Investment securities	38,662	–	38,662	–	Interest rate, equity
Loans	424,309	–	424,309	–	Interest rate, FX
Assets not subject to market risk(1)	188,611	–	–	188,611	n/a
Total assets	$805,666	$151,935	$465,120	$188,611
Deposits	$554,017	$–	$526,929	$27,088	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	465	–	465	–	Interest rate, equity
Obligations related to securities sold short	27,050	27,050	–	–	n/a
Derivative financial instruments	36,438	34,992	1,446	–	Interest rate, FX, equity
Trading liabilities(2)	4,571	4,571	–	–	n/a
Pension and other benefit liabilities	2,095	–	2,095	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	131,819	–	–	131,819	n/a
Total liabilities	$756,455	$66,613	$530,935	$158,907
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the condensed interim consolidated financial statements and in Note 39 of the audited consolidated financial statements in the Bank’s 2014 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

14    Scotiabank Third Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes, trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at July 31, 2015, unencumbered liquid assets were $200 billion (October 31, 2014 – $183 billion). Securities including NHA mortgage-backed securities, comprised 60% of liquid assets (October 31, 2014 – 68%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans, was 40% (October 31, 2014 – 32%). The increase in liquid assets was mainly attributable to an increase in cash and deposits with central banks.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at July 31, 2015. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

	As at July 31, 2015
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Total unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$72,603	$–	$72,603	$–	$7,703	$64,900	$–
Deposits with financial institutions	10,187	–	10,187	–	2,773	7,414	–
Precious metals	7,697	–	7,697	–	54	7,643	–
Securities
Canadian government obligations	25,845	18,154	43,999	27,847	–	16,152	–
Foreign government obligations	35,825	32,191	68,016	46,440	–	21,576	–
Other securities	57,263	56,246	113,509	64,903	–	48,606	–
Loans
NHA mortgage-backed securities(2)	36,591	–	36,591	3,519	–	33,072	–
Call and short loans	1,099	–	1,099	–	–	1,099	–
Total	$247,110	$106,591	$353,701	$142,709	$10,530	$200,462	$–

	As at October 31, 2014
($ millions)	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Total unencumbered liquid assets
				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$49,507	$–	$49,507	$–	$5,262	$44,245	$–
Deposits with financial institutions	7,223	–	7,223	–	1,441	5,782	–
Precious metals	7,286	–	7,286	–	43	7,243	–
Securities
Canadian government obligations	31,551	17,595	49,146	27,059	–	22,087	–
Foreign government obligations	36,959	41,405	78,364	61,380	–	16,984	–
Other securities	55,868	44,195	100,063	52,586	–	47,477	–
Loans
NHA mortgage-backed securities(2)	42,286	–	42,286	3,686	–	38,600	–
Call and short loans	976	–	976	–	–	976	–
Total	$231,656	$103,195	$334,851	$144,711	$6,746	$183,394	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	July 31 2015	October 31 2014
Bank of Nova Scotia (Parent)	$158,389	$141,999
Bank domestic subsidiaries	17,261	23,583
Bank foreign subsidiaries	24,812	17,812
Total	$200,462	$183,394

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (88%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity

Scotiabank Third Quarter Report 2015    15

MANAGEMENT’S DISCUSSION & ANALYSIS

reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

Asset encumbrance

	As at July 31, 2015
($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$72,603	$–	$72,603	$–	$7,703	$64,900	$–
Deposits with financial institutions	10,187	–	10,187	–	2,773	7,414	–
Precious metals	7,697	–	7,697	–	54	7,643	–
Liquid securities:
Canadian government obligations	25,845	18,154	43,999	27,847	–	16,152	–
Foreign government obligations	35,825	32,191	68,016	46,440	–	21,576	–
Other liquid securities	57,263	56,246	113,509	64,903	–	48,606	–
Other securities	5,778	3,325	9,103	4,969	–	–	4,134
Loans classified as liquid assets:
NHA mortgage-backed securities	36,591	–	36,591	3,519	–	33,072	–
Call and short loans	1,099	–	1,099	–	–	1,099	–
Other loans	430,663	–	430,663	8,571	41,081	9,795	371,216
Other financial assets(4)	152,829	(79,067)	73,762	1,241	–	–	72,521
Non-financial assets	26,684	–	26,684	–	–	–	26,684
Total	$863,064	$30,849	$893,913	$157,490	$51,611	$210,257	$474,555

	As at October 31, 2014
($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$49,507	$–	$49,507	$–	$5,262	$44,245	$–
Deposits with financial institutions	7,223	–	7,223	–	1,441	5,782	–
Precious metals	7,286	–	7,286	–	43	7,243	–
Liquid securities:
Canadian government obligations	31,551	17,595	49,146	27,059	–	22,087	–
Foreign government obligations	36,959	41,405	78,364	61,380	–	16,984	–
Other liquid securities	55,868	44,195	100,063	52,586	–	47,477	–
Other securities	9,759	4,840	14,599	3,291	–	–	11,308
Loans classified as liquid assets:
NHA mortgage-backed securities	42,286	–	42,286	3,686	–	38,600	–
Call and short loans	976	–	976	–	–	976	–
Other loans	395,554	–	395,554	11,625	38,435	10,358	335,136
Other financial assets(4)	144,019	(86,166)	57,853	2,748	–	–	55,105
Non-financial assets	24,678	–	24,678	–	–	–	24,678
Total	$805,666	$21,869	$827,535	$162,375	$45,181	$193,752	$426,227
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of July 31, 2015 total encumbered assets of the Bank were $209 billion (October 31, 2014 – $208 billion). Of the remaining $685 billion (October 31, 2014 – $620 billion) of unencumbered assets, $210 billion (October 31, 2014 – $194 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating by rating agencies, the Bank has to provide an additional $602 million or $787 million of collateral, respectively, to meet contractual derivative funding or margin requirements.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes, are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

16    Scotiabank Third Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory developments relating to liquidity

The OSFI Liquidity Adequacy Requirements (LAR) issued in May 2014 became effective in January 2015. The LAR guidelines are aligned with the Basel Committee’s international framework for liquidity risk management. LAR includes the Liquidity Coverage Ratio (LCR) and Net Cumulative Cash Flow (NCCF), along with other liquidity monitoring metrics prescribed by OSFI. Disclosure of the three-month average LCR commenced in the second quarter of 2015.

In October 2014, BCBS released its final document on the Net Stable Funding Ratio (NSFR). NSFR will become a minimum standard by January 1, 2018. The Bank continues to monitor developments related to liquidity requirements.

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30 day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s average LCR for the quarter ended July 31, 2015, based on month-end LCR calculations for May, June and July.

For the quarter ended July 31, 2015 ($ millions)	Total unweighted value (Average)	Total weighted value (Average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	140,147

Cash outflows
Retail deposits and deposits from small business customers, of which:	147,030	9,864
Stable deposits	71,150	2,276
Less stable deposits	75,880	7,588
Unsecured wholesale funding, of which:	138,498	77,590
Operational deposits (all counterparties) and deposits in networks of cooperative banks	29,282	7,043
Non-operational deposits (all counterparties)	89,399	50,729
Unsecured debt	19,818	19,818
Secured wholesale funding	*	38,115
Additional requirements, of which:	172,377	44,572
Outflows related to derivative exposures and other collateral requirements	31,301	20,728
Outflows related to loss of funding on debt products	3,574	3,574
Credit and liquidity facilities	137,502	20,270
Other contractual funding obligations	5,504	3,435
Other contingent funding obligations	456,345	7,416
Total	*	180,992

Cash inflows
Secured lending (e.g. reverse repos)	101,164	33,813
Inflows from fully performing exposures	24,129	16,656
Other cash inflows	20,207	20,207
Total	145,500	70,676
		Total adjusted value

Total HQLA		140,147
Total net cash outflows		110,316
Liquidity coverage ratio (%)		127%
For the quarter ended April 30, 2015 ($ millions)		Total adjusted value

Total HQLA		$138,542
Total net cash outflows		$112,590
Liquidity coverage ratio (%)		123%
*	Disclosure is not required under regulatory guideline.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks, central bank reserves available to the Bank in times of stress and securities with a 0% risk weight, as defined under OSFI Capital Adequacy guidelines.

The increase in the Bank’s average LCR for the quarter ended July 31, 2015 versus the average for the previous quarter was attributable primarily to the Bank taking advantage of favourable market conditions to raise additional funding.

The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $247 billion as at July 31, 2015 (October 31, 2014 – $231 billion). The increase since October 31, 2014, was due primarily to personal deposits, internal capital generation and the issuance of NVCC subordinated debentures. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $138 billion (October 31, 2014 – $123 billion). Longer term wholesale debt issuances includes medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt is generated through the Bank’s Canadian Debt and Equity Shelf and the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), and of unsecured personal lines of credits through the Hollis Receivables Term Trust II Shelf. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and SEC Registered Covered Bond Shelf. As well, the Bank’s Covered Bond Program is listed with the U.K. Listing Authority and the Bank may issue under the program in Australia. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme.

18    Scotiabank Third Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding. The products are aligned to Enhanced Disclosure Task Force (EDTF) recommended categories for comparability with other banks. In the Consolidated Statement of Financial Position, unless separately disclosed, most sources are included in Business and Government Deposits.

Wholesale funding sources(1)

	As at July 31, 2015
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$3,623	$923	$379	$138	$205	$5,268	$165	$75	$–	$5,508
Bearer deposit notes, commercial paper and certificate of deposits	12,478	33,429	36,180	16,675	3,909	102,671	6,174	1,014	40	109,899
Asset-backed commercial paper(3)	2,084	3,362	2,006	–	–	7,452	–	–	–	7,452
Medium term notes and deposit notes	573	5,620	2,540	7,312	6,157	22,202	16,543	28,460	8,649	75,854
Asset-backed securities	–	–	2	–	1	3	1,097	1,114	461	2,675
Covered bonds	–	3,269	–	–	–	3,269	8,498	10,515	2,155	24,437
Mortgage securitization(4)	–	392	1,225	794	997	3,408	4,170	6,646	5,550	19,774
Subordinated debentures(5)	–	25	–	–	–	25	–	–	6,659	6,684
Total wholesale funding sources	$18,758	$47,020	$42,332	$24,919	$11,269	$144,298	$36,647	$47,824	$23,514	$252,283

Of Which:
Unsecured funding	$16,674	$39,997	$39,099	$24,125	$10,271	$130,166	$22,882	$29,549	$15,348	$197,945
Secured funding	2,084	7,023	3,233	794	998	14,132	13,765	18,275	8,166	54,338

	As at October 31, 2014
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$5,417	$755	$514	$104	$153	$6,943	$96	$117	$–	$7,156
Bearer deposit notes, commercial paper and certificate of deposits	9,111	24,400	33,152	15,192	3,913	85,768	8,567	1,103	121	95,559
Asset-backed commercial paper(3)	3,691	2,609	32	–	–	6,332	–	–	–	6,332
Medium term notes and deposit notes	3,127	6,266	2,953	2,294	5,499	20,139	12,026	30,448	7,317	69,930
Asset-backed securities	–	1	279	–	1	281	507	794	523	2,105
Covered bonds	2,254	–	1,408	–	2,817	6,479	2,254	8,205	2,158	19,096
Mortgage securitization(4)	–	616	779	696	392	2,483	3,869	8,526	5,356	20,234
Subordinated debentures(5)	16	16	53	45	29	159	–	–	5,288	5,447
Total wholesale funding sources	$23,616	$34,663	$39,170	$18,331	$12,804	$128,584	$27,319	$49,193	$20,763	$225,859

Of Which:
Unsecured funding	$17,671	$31,437	$36,672	$17,635	$9,594	$113,009	$20,689	$31,668	$12,726	$178,092
Secured funding	5,945	3,226	2,498	696	3,210	15,575	6,630	17,525	8,037	47,767
(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the contractual maturities table in Note 19 of the Condensed Interim Consolidated Financial Statements. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(5)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $200 billion as at July 31, 2015 (October 31, 2014 – $183 billion) were well in excess of wholesale funding sources which mature in the next 12 months.

Credit ratings

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The Bank continues to have strong credit ratings. The current ratings are AA by DBRS, Aa2 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P).

In July 2015, DBRS completed its annual review and confirmed the Bank’s AA rating and “negative” trend. The Bank, along with the other Canadian banks were originally placed on “negative” trend by DBRS in May 2015. Moody’s affirmed the long-term ratings and “negative outlook” of the six largest Canadian banks and two other deposit-taking issuers in April 2015. In August 2014, S&P had changed the outlook for several Canadian banks to “negative” from “stable”. This action is not a downgrade, nor does it suggest that downgrades are highly likely to follow. Rather, this suggests that over the next 12-18 months, a downgrade is more likely than an upgrade for the Canadian banks. All three rating agencies cited the uncertainty around the federal government’s proposed new “bail-in” regime for senior unsecured debt as the principal reason for these system-wide changes in outlook in order to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

Scotiabank Third Quarter Report 2015    19

MANAGEMENT’S DISCUSSION & ANALYSIS

In June 2014, Moody’s placed the Bank’s standalone rating – which assumes no government support – on “negative outlook”. This was also not a downgrade. This change was done primarily because Moody’s believes that the Bank’s international business is more risky than its Canadian business and is likely to grow more rapidly in the coming years. Moody’s also cited the Bank’s plans to grow its unsecured consumer lending businesses – both in Canada and internationally – as a reason for the change.

The Bank remains confident that it will retain strong credit ratings.

Financial position

The Bank’s total assets as at July 31, 2015 were $863 billion, up $57 billion or 7% from October 31, 2014. Adjusting for the impact of foreign currency translation, total assets were up $12 billion or 1%.

Cash and deposits with financial institutions increased $26 billion, or $18 billion after adjusting for the impact of foreign currency translation, due mainly to placing excess liquidity with the U.S. Federal Reserve. Securities purchased under resale agreements and securities borrowed decreased $6 billion or $14 billion after adjusting for the impact of foreign currency translation.

Adjusting for the impact of foreign currency translation, trading assets decreased $16 billion from October 31, 2014 due primarily to a decrease in trading securities from lower holdings of Canadian and U.S. government debt.

Investment securities grew by $3 billion due primarily to foreign currency translation. As at July 31, 2015, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges, was $577 million, a decrease of $270 million from October 31, 2014. The decrease was due mainly to realized gains on disposals.

Loans increased $27 billion or 6% from October 31, 2014. Adjusting for the impact of foreign currency translation, loans increased $14 billion or 3%. Residential mortgages increased $2 billion, mainly in Latin America as underlying growth in Canadian residential mortgages was largely offset by the planned run-off of Tangerine’s mortgage portfolio. Personal and credit card loans rose $5 billion, due mainly to growth in Canada. Business and government loans were up $7 billion mainly in the U.S. and Canada.

Total liabilities were $810 billion as at July 31, 2015, up $54 billion or 7% from October 31, 2014. Adjusting for the impact of foreign currency translation, total liabilities increased $8 billion or 1%.

Total deposits increased $49 billion or $15 billion after adjusting for the impact of foreign currency translation. Personal deposits grew by $9 billion primarily in Canada.

After adjusting for the impact of foreign currency translation, obligations related to securities sold under repurchase agreements and securities lent decreased by $18 billion and obligations related to securities sold short decreased by $5 billion. Derivative instrument liabilities increased $12 billion, $7 billion after adjusting for the impact of foreign currency translation, due primarily to the impact of significant changes in interest rate and foreign currency translation on derivative instrument values. There was a similar increase in derivative instrument assets.

Total shareholders’ equity increased $3,750 million from October 31, 2014. This increase was driven by current year earnings less dividends paid of $2,834 million and a $1,724 million increase in accumulated other comprehensive income due primarily to unrealized foreign exchange gains on the Bank’s investments in its foreign operations. This was partly offset by the repurchase and cancellation of approximately 10.2 million common shares or $644 million under the Normal Course Issuer Bid program.

Capital management

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 41 to 50 of the Bank’s 2014 Annual Report.

Implementation of the Basel III framework

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance. All non-common instruments issued after December 31, 2012, were required to meet these NVCC requirements to qualify as regulatory capital. To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional components to common equity. Non-qualifying non-common capital instruments will be phased out over 10 years and the capital conservation buffer will be phased in over 4 years. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a five-year period, beginning January 2014. Effective the third quarter of 2014, the CVA scalars for the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio were 0.57, 0.65 and 0.77, respectively. As at July 31, 2015, these scalars are 0.64, 0.71 and 0.77, respectively.

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve a minimum 7% Common Equity Tier 1 (CET1) target.

In a March 2013 advisory letter, OSFI designated the 6 largest banks in Canada as domestic systemically important banks (D-SIBs), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total capital, by no later than January 1, 2016, in line with the requirements for global systemically important banks.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements. The final calibration will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the former Assets-to-Capital Multiple (ACM), effective Q1 2015. Institutions are expected to maintain a material operating buffer above the 3% minimum. Commencing Q1 2015, disclosure in accordance with OSFI’s September 2014 Public Disclosure Requirements related to Basel III Leverage ratio has been made in the Supplementary Regulatory Capital Disclosures.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
	July 31 2015	April 30 2015	October 31 2014
($ millions)	All-in	All-in	All-in
Common Equity Tier 1 capital	$36,077	$34,750	$33,742
Tier 1 capital	40,474	39,077	38,073
Total regulatory capital	47,311	45,863	43,592
CET1 risk-weighted assets(1)	$348,039	$328,688	$312,473
Tier 1 risk-weighted assets(1)	348,835	329,424	313,263
Total risk-weighted assets(1)	349,518	330,055	314,449
Capital ratios (%):
Common Equity Tier 1 capital	10.4	10.6	10.8
Tier 1 capital ratio	11.6	11.9	12.2
Total capital ratio	13.5	13.9	13.9
Leverage:
Leverage exposures(2)	$979,510	$947,169	N/A
Leverage ratio(2) (%)	4.1	4.1	N/A
Assets-to-capital multiple(2)	N/A	N/A	17.1 x
(1)	CVA risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier1 and Total capital ratios, respectively in 2015 (April 30, 2015 – scalars of 0.64, 0.71 and 0.77; October 31, 2014 – scalars of 0.57, 0.65 and 0.77).
(2)	Effective November 1, 2014, the leverage ratio replaced the assets-to-capital multiple.

The Bank’s Common Equity Tier 1 ratio decreased by approximately 20 basis points this quarter primarily due to the impact of the acquisitions of Cencosud’s financial services business in Chile and the operations of Citibank Peru.

The Bank continues to maintain a strong capital position. As at July 31, 2015, the CET1, Tier 1, Total capital and Leverage ratios are well above Basel III all-in minimum requirements.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $36.1 billion, as at July 31, 2015 (April 30, 2015 – $34.8 billion; October 31, 2014 – $33.7 billion), an increase of approximately $1.3 billion during the quarter, mainly due to:

•	internal capital generation of $0.9 billion and,
•	increases in accumulated other comprehensive income of $1.4 billion primarily from foreign currency translation gains.

Partly offset by:

•	the impact of acquisitions of $0.4 billion,
•	share buybacks under the Bank’s Normal Course Issuer Bid of $0.2 billion and,
•	other capital deductions and adjustments of $0.4 billion.

The Bank’s Tier 1 and Total capital ratios were also impacted by the above changes.

Risk-weighted assets (RWA)

CET1 RWA increased by $19.4 billion or 6% during the quarter to $348.0 billion, primarily due to:

•	the impact of a weaker Canadian dollar on foreign currency denominated assets of $10.7 billion,
•	growth in personal and business loans of $4.1 billion,
•	higher undrawn commitments, letters of credit, guarantees, etc., of $1.8 billion and,
•	the impact of current quarter acquisitions of $1.8 billion.

Normal Course Issuer Bid

On May 27, 2014, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. On March 3, 2015, the Bank announced that OSFI and the TSX approved an increase in the bid up to 16 million shares. Under this bid, the Bank repurchased and cancelled approximately 7.5 million common shares during the year at an average price of $63.18 per share for a total amount of approximately $474 million. The bid ended on May 29, 2015.

On May 29, 2015, the Bank announced that OSFI and the TSX approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares, which represents approximately 2% of the Bank’s common shares issued and outstanding as of May 25, 2015. Purchases under the new bid will end on the earlier of June 1, 2016, or the date on which the Bank completes its purchases. Under this bid, the Bank has repurchased and cancelled approximately 2.7 million common shares at an average price of $63.12 during the third quarter of 2015. On a quarterly basis, the Bank will consult with OSFI prior to making purchases.

During the nine months ended July 31, 2015, the Bank repurchased and cancelled approximately 10.2 million common shares at an average price of $63.16 per share (2014 – 4.5 million shares at an average price of $71.04 per share) for a total amount of approximately $644 million.

Common dividend

The Board of Directors, at its meeting on August 27, 2015, approved a dividend of 70 cents per share, an increase of two cents per share. This quarterly dividend is payable to shareholders of record as of October 6, 2015 on October 28, 2015.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 8. The methods of determining the fair value of financial instruments are detailed on page 52 of the Bank’s 2014 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 74 of the Bank’s 2014 Annual Report).

Total derivative notional amounts were $5,795 billion as at July 31, 2015, compared to $5,674 billion as at April 30, 2015 and $4,970 billion as at October 31, 2014. The quarterly change was due primarily to foreign currency translation. The total notional amount of over-the-counter derivatives was $5,347 billion (April 30, 2015 – $5,076 billion; October 31, 2014 – $4,597 billion), of which $3,704 billion are settled through central counterparties as at July 31, 2015 (April 30, 2015 – $3,511 billion; October 31, 2014 – $3,012 billion). The credit equivalent amount, after taking master netting arrangements into account, was $50.6 billion, compared to $47.9 billion at April 30, 2015. The change from April 30, 2015 was due largely to higher market value of derivative contracts and the impact of foreign currency translation.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 52 of the Bank’s 2014 Annual Report. The nature and extent of the Bank’s exposures have substantially remained unchanged from year end.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 50 to 51 of the Bank’s 2014 Annual Report.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.0 billion as at July 31, 2015 (October 31, 2014 – $4.1 billion). As at July 31, 2015, total commercial paper outstanding for these conduits was $2.7 billion (October 31, 2014 – $2.7 billion). Funded assets purchased and held by these conduits as at July 31, 2015, as reflected at original cost, were $2.7 billion (October 31, 2014 – $2.7 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2014.

Other off-balance sheet arrangements

Guarantees and other indirect commitments increased 16% from October 31, 2014, due to the impact of foreign currency translation on undrawn loan commitments and increased commitments in relation to securities lending activities. Fees from guarantees and loan commitment arrangements recorded in non-interest income – banking were $129 million for the three months ended July 31, 2015, compared to $119 million in the previous quarter.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank monitors these and other developments and is working to ensure business impacts, if any, are minimized.

On December 10, 2013, the Federal Reserve approved a final rule implementing Section 619 of Dodd Frank, commonly known as the Volcker Rule. The Volcker Rule impacts our global activities as its reach extends to the Bank and each of its subsidiaries and affiliates (subject to certain exceptions and exclusions). The Volcker Rule imposes prohibitions and restrictions on banking entities and their affiliates in connection with proprietary trading and investing in or sponsoring of hedge funds or private equity funds. The Bank has developed an enterprise wide compliance program to meet the requirements of the Volcker Rule, which became effective on July 21, 2015.

On August 5, 2015, the US Securities and Exchange Commission (“SEC”) took several steps toward completing its regulatory framework for security-based swap dealers and majority security-based swap participants, as required under the Dodd Frank Act. The SEC unanimously adopted final rules

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MANAGEMENT’S DISCUSSION & ANALYSIS

providing the registration process for security-based swap dealers and majority security-based swap participants, including the detailed forms that registrants will be required to file. The registration date has not been set and is dependent on additional rulemaking by the SEC. The Bank, which is currently registered as a swap dealer with the Commodity Futures Trading Commission, anticipates that it will be required to register as a security-based swap dealer with the SEC.

On February 18, 2014 the Board of Governors of the Federal Reserve System (“Federal Reserve”) in the U.S. approved the final rule to implement the enhanced prudential standards and early remediation requirements of sections 165 and 166 of the Dodd-Frank Act (the FBO Rule) for bank holding companies and foreign banking organizations. With respect to foreign banking organizations, the overall intent of the final rule is to strengthen the regulation of the U.S. operations of foreign banking organizations by requiring home country capital certification consistent with the Basel capital framework, home country capital stress tests comparable to U.S. standards, maintenance of a liquidity buffer for U.S. branches and agencies and establishment of a U.S. risk committee with the appointment of a U.S. Chief Risk Officer. The Bank has appointed a Chief Risk Officer for the U.S. and will work to help ensure compliance with the final rule by the effective date of July 2016. The Bank is not currently required to form a U.S. intermediate holding company under the final rule.

On April 21, 2015, the Federal Government confirmed its intention to implement a “bail-in” regime, “Taxpayer Protection and Bank Recapitalization Regime”, for the largest six Canadian banks, including The Bank of Nova Scotia, designated as domestic systemically important banks (D-SIBs). The Federal Government intends to introduce legislative amendments to enhance the resolution toolkit for D-SIBs, including implementation of the framework for the Taxpayer Protection and Bank Recapitalization Regime, with associated regulations and guidelines to follow. This proposal, introduced in August 2014, is aimed at ensuring that (i) taxpayers are protected from having to bail out a D-SIB in the highly unlikely event of such an institution’s failure; and (ii) Canada’s financial system remains strong by clarifying a bank’s shareholders and creditors are responsible for bearing losses, thereby giving them stronger incentives to monitor the bank’s risk-taking activities. In addition to confirming its intention in April 2015, the Federal Government highlighted the following key features of the proposed regime:

•	A statutory conversion power which would allow for the permanent conversion of eligible liabilities of a non-viable bank into common shares.
•

A scope of application which ensures that deposits will not be subject to the regime. Only unsecured debt that is tradable and transferable, has an original term to maturity of 400 days or more, and is issued or renegotiated after an implementation date set by the Government would be subject to conversion.

•	A minimum loss absorbency requirement to ensure systemically important banks can withstand significant losses and emerge from a conversion well capitalized.
•	Comprehensive disclosure and reporting requirements.

Conversion powers would only be exercisable once the institution was no longer viable and full conversion of the institution’s non-viability contingent capital (NVCC) instruments into common shares had already occurred. Deposits (including those insured by the CDIC), shorter term unsecured wholesale debt, and derivatives would not be subject to conversion or cancellation. The proposed “bail-in” regime has not yet been finalized and these proposed changes could adversely impact the Bank’s cost of funding. The regime would apply only to eligible liabilities issued after the implementation of the proposed regime with no retroactive application to existing debt. The Bank will continue to monitor developments and will have a period of time to transition to the new regime.

The Foreign Account Tax Compliance Act (FATCA) is U.S. legislation designed to prevent U.S. taxpayers from using accounts held outside of the U.S. to evade taxes. FATCA, and in some countries, related local regulations, will require financial institutions to report annually on specified accounts held outside of the U.S. by U.S. taxpayers. This reporting will be made available to the U.S. Internal Revenue Service either directly or through local regulatory agencies. In October 2014, over 100 OECD member countries committed to standardize the automatic exchange of information relating to accounts held by tax residents of signatory countries (known as Global FATCA). A Common Reporting Standard (CRS) was agreed to and implementation is scheduled to commence January 2016. 38 countries where the Bank has a presence have signed on to the CRS. 17 countries where the Bank operates have signed on to be early adopters. Under the guidance of an enterprise program office, dedicated project teams in each of the business lines are working to meet all FATCA-related obligations worldwide while minimizing negative impact on the client experience.

The 2015 Canadian Federal Budget proposed tax rules for synthetic equity arrangements which if enacted, would impact the tax deductibility of Canadian dividends paid or payable after October 31, 2015, in certain circumstances. On July 31, 2015, the Department of Finance (Canada) issued draft legislation which included certain modifications to the rules. The Bank continues to assess the impact of this proposal.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Except for the changes in accounting policies described below, the significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2014. Note 3 of the Bank’s consolidated financial statements in the 2014 Annual Report describes the Bank’s significant accounting policies.

Changes in accounting policies

The Bank has adopted the following new accounting standards issued by the IASB effective November 1, 2014.

Own credit risk of liabilities designated at fair value through profit or loss (IFRS - 9)

The own credit risk provisions of IFRS 9, Financial Instruments, changes the accounting for liabilities designated at fair value through profit or loss such that changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income unless doing so creates or increases an accounting mismatch. Cumulative fair value changes related to own credit risk recognized in other comprehensive income cannot be subsequently reclassified to net income. This replaces the previous requirement in IAS 39, Financial Instruments: Recognition and Measurement, to recognize such changes in net income.

In July 2014, the IASB issued the final IFRS 9 standard which permitted entities to early adopt this requirement prior to the IFRS 9 mandatory effective date of January 1, 2018. The Bank early adopted this requirement as it relates to deposit note liabilities designated at fair value, effective November 1, 2014. This change was applied retrospectively. However, in accordance with the IFRS 9 transition provisions, prior year comparatives have not been restated. The impact of this change on opening retained earnings was an increase of $5 million and on accumulated other comprehensive income was a decrease of $5 million.

Levies

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and also for a liability to pay a levy whose timing and amount is certain. The interpretation clarifies

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MANAGEMENT’S DISCUSSION & ANALYSIS

that an obligating event, as identified by the legislation would trigger the recognition of a liability to pay a levy. While the interpretation discusses the timing of the recognition, it does not change the measurement of the amount to be recognized. The adoption of IFRIC 21 did not have a significant impact on the Bank.

Presentation

The amendments to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities. The adoption of these amendments did not have a significant impact on the Bank.

Future accounting developments

The Bank actively monitors developments and changes in accounting standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The Bank is currently assessing the impact the adoption of new and revised standards issued by the IASB will have on its consolidated financial statements.

The IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement, effective for annual periods beginning on or after January 1, 2018. On January 9, 2015, OSFI issued an advisory on the early adoption of IFRS 9 for Domestic Systematically Important Banks (D-SIBs) for annual reporting periods beginning on November 1, 2017. The Bank has been identified as a D-SIB and is required to adopt IFRS 9 effective November 1, 2017.

The IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle-based framework to be applied to all contracts with customers. During the quarter, the IASB confirmed a one-year deferral that makes it effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018, for the Bank.

There are no other significant updates to the future accounting developments effective after November 1, 2014, as reflected in Note 5 of the Bank’s consolidated financial statements in the 2014 Annual Report.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the nine months ended July 31, 2015, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting. Commencing first quarter 2015, the Bank used the Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 97 and 186 of the Bank’s 2014 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

The pace of global economic activity remains moderate. A shortfall in aggregate demand coupled with continued high public sector leverage remains a significant hurdle to stronger growth. The global economy also is being challenged by recurring debt strains, geopolitical concerns, slowing growth in China, and higher volatility in international stock and currency markets. Among the larger economies, the U.K., the U.S. and India remain relative outperformers.

Global growth is expected to build upon the improvement evident in U.S. consumer and housing activity. Low borrowing costs, reduced gasoline prices, competitive currency adjustments, and increased infrastructure spending also will provide support to many countries.

Canada’s economy has moderated. Household spending and housing-related activity remain reasonably buoyant, underpinned by continuing private-sector job gains and low borrowing costs. However, persistently weak commodity prices are weighing on output and business investment, most notably in oil-producing provinces. The current period of subpar growth should give way to a gradual rebound, with non-resource exports increasing with improving U.S. demand, a pickup in automotive production following temporary retooling and a more competitive Canadian dollar.

In Pacific Alliance countries, infrastructure investment will be a core driver of economic activity, supported by sound financial sectors. Fiscal adjustment will proceed in oil-sensitive economies. Mexico remains tied to the U.S. growth and monetary cycle with the potential to outperform its NAFTA peers upon implementation of structural reforms. China’s influence on global trade and commodity prices remains a key driver of recovery dynamics in South America.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Changes to operating segments effective November 1, 2014

Effective November 1, 2014, the Canadian and International businesses previously reported in Global Wealth & Insurance are included in Canadian Banking’s and International Banking’s results, respectively. As well, certain Asia business activity previously reported in International Banking is now included in Global Banking and Markets. Prior period comparative results have been restated.

The 2015 business results are presented below:

Canadian Banking	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Business segment income
Net interest income	$1,633	$1,574	$1,530	$4,758	$4,464
Non-interest income(2)	1,226	1,210	1,760	3,617	4,107
Total revenue	2,859	2,784	3,290	8,375	8,571
Provision for credit losses	173	169	152	507	427
Non-interest expenses	1,510	1,487	1,475	4,461	4,281
Income tax expense	313	299	337	900	884
Net income	$863	$829	$1,326	$2,507	$2,979
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$1
Net income attributable to equity holders of the Bank	$863	$829	$1,326	$2,507	$2,978
Other measures
Return on economic equity(1)	30.6%	30.7%	44.4%	30.1%	31.2%
Assets under administration ($ billions)	315	312	293	315	293
Assets under management ($ billions)	138	134	122	138	122
Average assets ($ billions)	$301	$298	$292	$299	$291
Average liabilities ($ billions)	$218	$216	$210	$216	$207
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended July 31, 2015 $17 (April 30, 2015 – $19 and July 31, 2014 – $23) and for the nine months ended July 31, 2015 $51 (July 31, 2014 – $153).

Net income

Q3 2015 vs Q3 2014

Net income attributable to equity holders was $863 million, a decrease of $463 million or 35%. Adjusting for the prior year’s gain and contribution from CI Financial Corp. (CI) and changes in the Canadian tax legislation, net income attributable to equity holders increased $112 million or 15% compared to the same period last year. Good growth in assets and deposits, an increase in the net interest margin and higher non-interest income were partially offset by increased non-interest expenses and provision for credit losses.

Q3 2015 vs Q2 2015

Net income attributable to equity holders increased $34 million or 4%, mainly due to a longer quarter and growth in both assets and deposits, partly offset by higher non-interest expenses.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Net income attributable to equity holders was $2,507 million, a decrease of $471 million or 16%. Adjusting for the prior year’s gain and contribution from CI and changes in the Canadian tax legislation, net income attributable to equity holders increased $228 million or 10% driven by growth in assets and deposits, an increase in the net interest margin and non-interest income. Partly offsetting were higher non-interest expenses and provision for credit losses.

Average assets

Q3 2015 vs Q3 2014

Average assets grew $9 billion or 3% from the same quarter last year. Adjusting for the impact of the Tangerine broker originated and white label mortgage run off portfolios, assets increased $15 billion or 5%. The growth included $5 billion or 3% in residential mortgages, $6 billion or 9% in personal loans primarily in consumer auto lending and credit cards, as well as $5 billion or 13% in business loans and acceptances.

Q3 2015 vs Q2 2015

Average assets rose $3 billion or 1% from last quarter. Adjusting for the impact of the Tangerine run off portfolios, assets increased $5 billion or 2%, mainly due to the growth of $2 billion or 5% in business loans and acceptances, $2 billion or 2% in personal loans primarily in consumer auto lending and credit cards, as well as $1 billion or 1% in residential mortgages.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Average assets grew $8 billion or 3% from the same period last year. Adjusting for the impact of the Tangerine run off portfolios, assets increased $13 billion or 5%. The growth reflected $6 billion or 10% in personal loans primarily in consumer auto lending and credit cards, $5 billion or 3% in residential mortgages, and $ 4 billion or 12% in business loans and acceptances. This was partially offset by a decline in securities of $2 billion.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Average liabilities

Q3 2015 vs Q3 2014

Average liabilities increased $8 billion or 4% from the same quarter last year, including strong growth of $1 billion or 9% in retail banking chequing accounts and $5 billion or 8% in savings deposits. As well there was growth of $4 billion or 9% in small business and commercial banking business operating accounts. This was partially offset by a decline in lower margin GICs of $2 billion or 3%.

Q3 2015 vs Q2 2015

Average liabilities increased $2 billion or 1% from last quarter primarily due to growth in chequing and savings deposits.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Average liabilities increased $9 billion or 4% from the same period last year, reflecting strong growth in retail banking chequing accounts of $1 billion or 9% and in savings deposits of $4 billion or 6%. There was also growth of $4 billion or 9% in small business and commercial banking business operating accounts. This was partially offset by a decline in GICs of $2 billion or 2%.

Assets under administration (AUA) and assets under management (AUM)

AUA of $315 billion increased $22 billion or 7% from the same quarter last year and increased $3 billion or 1% from the previous quarter. AUM of $138 billion increased $16 billion or 13% from same quarter last year and grew $4 billion or 3% from the previous quarter, driven by strong net sales and market appreciation.

Net interest income

Q3 2015 vs Q3 2014

Net interest income of $1,633 million was up $103 million or 7%. This was driven by an eight basis point increase in the margin to 2.25% and asset growth. The margin increase was primarily driven by higher spreads in personal lending, including mortgages, as well as growth in higher margin credit cards, lines of credit and automotive loans and the run-off of lower spread Tangerine mortgages.

Q3 2015 vs Q2 2015

Net interest income increased $59 million or 4%, due primarily to a longer quarter and assets growth. The margin was down one basis point from last quarter.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Net interest income of $4,758 million was up $294 million or 7%. This was driven by solid asset growth and an eight basis point improvement in the interest margin to 2.22%.

Non-interest income

Q3 2015 vs Q3 2014

Non-interest income of $1,226 million decreased $534 million or 30%. Adjusting for the prior year’s gain and contribution from CI, non-interest income increased $106 million or 9%, primarily due to growth in mutual fund and brokerage revenues driven by higher net sales and market appreciation, and an increase in card revenues.

Q3 2015 vs Q2 2015

Non-interest income grew $16 million or 1%, mostly driven by higher deposit and payment services fees and commercial banking fees.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Non-interest income of $3,617 million was down $490 million or 12%. Adjusting for the prior year’s gain and contribution from CI, non-interest income increased $282 million or 8% primarily driven by growth in mutual fund and brokerage revenues, and an increase in card revenues.

Provision for credit losses

Q3 2015 vs Q3 2014

The provision for credit losses was $173 million, up from $152 million, due to higher provisions in retail portfolios driven by growth in relatively higher spread products. The provision for credit losses ratio was 23 basis points, compared to 21 basis points.

Q3 2015 vs Q2 2015

The provision for credit losses of $173 million, up $4 million, due to higher provisions in retail portfolios driven by growth in relatively higher spread products. The provision for credit losses ratio was 23 basis points, a decrease of one basis point.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

The provision for credit losses was $507 million, up $80 million, with higher provisions in retail portfolios, driven by growth in relatively higher spread products, partly offset by lower provisions in commercial portfolios. The provision for credit losses ratio was 23 basis points, compared to 21 basis points.

26    Scotiabank Third Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest expenses

Q3 2015 vs Q3 2014

Non-interest expenses were up $35 million or 2%, primarily due to increased technology and project related spending to support business growth, salary increases, and an increase in wealth management volume-related expenses. Partly offsetting were lower promotion and advertising expenses.

Q3 2015 vs Q2 2015

Non-interest expenses were up $23 million or 2%, primarily related to technology and project related spending to support business growth and the longer quarter.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Non-interest expenses were up $180 million or 4%, primarily reflecting higher project and technology related spending to support business growth, volume and revenue driven expenses, and salary increases.

Taxes

The effective tax rate increased to 26.6% compared to 20.2% in the same quarter last year. On a year-to-date basis, the effective tax rate increased to 26.4% compared to 22.9% in the same period last year. The increases were primarily due to lower taxes in the prior year on the notable gain and changes in the Canadian tax legislation. The effective tax rate increased slightly to 26.6% from 26.5% in the previous quarter.

International Banking	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Business segment income
Net interest income	$1,467	$1,380	$1,308	$4,196	$3,853
Non-interest income(2)	813	751	720	2,290	2,188
Total revenue	2,280	2,131	2,028	6,486	6,041
Provision for credit losses	293	266	242	844	688
Non-interest expenses	1,294	1,224	1,159	3,722	3,445
Income tax expense	156	154	141	432	435
Net income	$537	$487	$486	$1,488	$1,473
Net income attributable to non-controlling interests in subsidiaries	$52	$40	$50	$139	$161
Net income attributable to equity holders of the Bank	$485	$447	$436	$1,349	$1,312
Other measures
Return on economic equity(1)	13.2%	12.7%	13.6%	12.7%	13.9%
Average assets ($ billions)	$129	$128	$114	$126	$114
Average liabilities ($ billions)	$96	$94	$84	$93	$84
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporation for the three months ended July 31, 2015 $144 (April 30, 2015 – $112 and July 31, 2014 – $102) and for the nine months ended July 31, 2015 $364 (July 31, 2014 – $318).

Net income

Q3 2015 vs Q3 2014

Net income attributable to equity holders was $485 million, an increase of $49 million or 11%. The quarter’s results reflected strong loan growth across Latin America, higher fee income and contributions from our investments in associated corporations, and the positive impact of foreign currency translation. This quarter, the Bank had small acquisitions in Peru and Chile. These acquisitions were insignifiant to net income this quarter, but did impact the various income and expense categories.

Q3 2015 vs Q2 2015

Net income attributable to equity holders increased $38 million or 9% due to the impact of a longer quarter, growth in fees, and a higher contribution from our investment in Thanachart Bank.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Net income attributable to equity holders increased by $37 million or 3% to $1,349 million. Results reflected good loan growth, higher fees and contributions from our investment in associated corporations, partially offset by higher provisions for credit losses. The positive impact of foreign currency translation was mostly offset by the impact of Venezuela currency devaluation, and lower benefits from the credit mark on the acquired portfolio in Banco Colpatria.

Average assets

Q3 2015 vs Q3 2014

Average assets rose $15 billion to $129 billion. This was due primarily to strong retail and commercial loan growth of 13%. Adjusting for the positive impact of foreign currency translation and excluding this quarter’s acquisitions, retail growth was 7% and commercial growth was 5%. Underlying growth in retail loans was driven by a 11% increase in Latin America. Underlying commercial loan growth was driven by a 9% increase in Latin America offset by a 5% decrease in Caribbean and Central America due mostly to loan repayments.

Scotiabank Third Quarter Report 2015    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2015 vs Q2 2015

Average assets rose $1 billion with seasonally modest retail and commercial loan growth of 2% and 1%, respectively, adjusting for the negative impact of foreign currency translation. Underlying growth was driven by Latin America, with 3% growth in retail loans mainly due to acquisitions, and 2% growth in commercial loans.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Average assets were $126 billion, up $12 billion or 10%. This was due to strong retail and commercial loan growth of 12%. Adjusting for the impact of foreign currency translation, retail and commercial loan growth was 9% and 5%, respectively. Underlying retail loan growth was driven primarily by Latin America, which had growth of 14%, while underlying commercial loan growth of 10% in Latin America was offset by a decline of 6% in Caribbean.

Average liabilities

Q3 2015 vs Q3 2014

Average liabilities increased $12 billion or 14% to $96 billion largely due to 16% growth in deposits, or 11% adjusting for positive foreign currency translation. Growth was primarily in retail and commercial deposits in Latin America. Core retail deposits in Latin America rose 17%.

Q3 2015 vs Q2 2015

Average liabilities rose $2 billion or 2% from last quarter primarily driven by 3% growth in deposits, or 4% excluding foreign currency translation, primarily in Latin America.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Average liabilities rose $9 billion or 10% to $93 billion largely due to 12% growth in deposits, or 7% adjusting for positive foreign currency translation. Growth was primarily in commercial deposits in Latin America.

Net interest income

Q3 2015 vs Q3 2014

Net interest income of $1,467 million was up $159 million or 12%. This was driven primarily by strong asset growth, particularly in Latin America, positive foreign currency translation, and more recently acquisitions. Partly offsetting was a lower net interest margin due to Central Bank rate changes in various jurisdictions.

Q3 2015 vs Q2 2015

Net interest income increased $87 million or 6% due to acquisitions and the positive impact of a longer quarter, partly offset by the negative impact of foreign currency translation.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Net interest income of $4,196 million increased $343 million or 9% driven by the strong loan and deposit growth in Latin America, and the positive impact of foreign currency translation.

Non-interest income

Q3 2015 vs Q3 2014

Non-interest income of $813 million increased $93 million or 13%. Solid growth in fee income, the benefit of acquisitions, a higher contribution from our investments in associated corporations, and the positive impact of foreign currency translation, were partly offset by lower securities gains.

Net income from investments in associated corporations at $144 million was up $42 million with higher contributions from Thanachart Bank and Bank of Xi’an, partly offset by a lower contribution from Banco del Caribe. The contribution from Thanachart is partly due to a net tax benefit this quarter.

Q3 2015 vs Q2 2015

Non-interest income increased $62 million or 8% from the previous quarter due largely to acquisitions, higher fees and the increased contribution from Thanachart Bank.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Non-interest income increased $102 million or 5% to $2,290 million with higher fee and commission income, the positive impact of foreign exchange translation and acquisitions, partly offset by lower trading revenues. Net income from investments in associated corporations at $364 million was up $46 million as higher contributions from Thanachart Bank and Bank of Xi’an were mostly offset by a lower contribution from Banco del Caribe.

Provision for credit losses

Q3 2015 vs Q3 2014

The provision for credit losses was $293 million, compared to $242 million due to higher retail provisions, slightly offset by lower commercial provisions. Higher retail provisions in Colombia and Chile, mostly from acquisition impacts, as well as in Mexico, were partially offset by lower provisions in Peru.

28    Scotiabank Third Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Excluding acquisitions impact, growth in retail provisions is in line with loan growth. Commercial provisions declined in most geographies, partially offset by higher provisions in Peru and Brazil. The provision for credit losses ratio was 1.27%, up eight basis points, or excluding the acquisition impacts, the ratio was 1.26% down six basis points.

Q3 2015 vs Q2 2015

The provision for credit losses was $293 million this quarter, up from $266 million, driven by retail and commercial asset growth. The increase in the retail portfolio is due largely to higher provisions in Colombia and Chile, mostly from acquisition impacts. The increase in the commercial portfolio is due to higher provisions in Latin America, primarily in Peru, partially offset by lower provisions in the Caribbean. The provision for credit losses ratio was up eight basis points, or excluding the acquisition impacts, the ratio was 1.26% up five basis points.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

The provision for credit losses was $844 million, compared to $688 million. The increase is due entirely to higher provisions in the retail portfolio, primarily in Colombia and Chile, mostly from acquisition impacts, as well as in Mexico, and the Caribbean related to mortgages. Provisions in the commercial portfolio decreased primarily due to lower provisions in Colombia and the Caribbean & Central America, offset by higher provisions in Peru. The provision for credit losses ratio was 1.26%, up 11 basis points, or excluding the acquisition impacts, the ratio was down six basis points to 1.27%.

Non-interest expenses

Q3 2015 vs Q3 2014

Non-interest expenses were $1,294 million, up $135 million or 12%. Adjusting for the impact of acquisitions and foreign currency translation, the increase of $70 million or 6% was driven mainly by strong business growth, strategic investments in growth related initiatives and inflation related increases.

Q3 2015 vs Q2 2015

Non-interest expenses were up $70 million or 6%. Adjusting for the impact of acquisitions and foreign currency translation, expenses were higher by $42 million or 3% primarily due to higher legal costs and the timing of certain expenses.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Operating expenses of $3,722 million were up $277 million or 8%. Adjusting for the impact of acquisitions and the negative impact of foreign currency translation, were up $186 million or 5% reflective of increased business volumes, inflation related increases, and higher business taxes.

Taxes

The effective tax rate was stable at 22.5% compared to 22.6% last year. Compared to the previous quarter the effective tax rate decreased from 24.1% last quarter due to higher tax benefits in Colombia, Chile and the Caribbean, partly offset by lower tax benefits in Mexico. The year-to-date effective tax rate was stable at 22.5% compared to 22.8% last year.

Global Banking and Markets	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Business segment income
Net interest income	$272	$259	$273	$798	$803
Non-interest income	693	839	849	2,297	2,418
Total revenue	965	1,098	1,122	3,095	3,221
Provision for credit losses	14	13	4	40	14
Non-interest expenses	464	467	477	1,396	1,403
Income tax expense	112	169	174	431	513
Net income	$375	$449	$467	$1,228	$1,291
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$375	$449	$467	$1,228	$1,291
Other measures
Return on economic equity(1)	23.7%	29.9%	31.1%	27.6%	28.4%
Average assets ($ billions)	$335	$355	$314	$343	$309
Average liabilities ($ billions)	$232	$247	$215	$239	$215
(1)	Refer to page 4 for a discussion of non-GAAP measures.

Net income

Q3 2015 vs Q3 2014

Net income attributable to equity holders was $375 million, a decrease of $92 million or 20%, compared to very strong results last year. This was driven mainly by a lower contribution from investment banking and Asia lending, as well as higher provisions for credit losses. These results were only partly offset by stronger results in the equities and fixed income businesses and the positive impact of foreign currency translation. The prior year also included an investment banking gain and a securities gain in U.S. lending.

Scotiabank Third Quarter Report 2015    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2015 vs Q2 2015

Net income attributable to equity holders decreased $74 million or 16%. Stronger results in Canadian and U.S. lending were more than offset by weaker results in capital markets, precious metals and investment banking.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Net income attributable to equity holders decreased $63 million or 5%. This was driven by lower contributions from investment banking, precious metals, and Asia lending, and by a lower securities gain in U.S. lending. This was partly offset by stronger results in equities and foreign exchange, and from the positive impact of foreign currency translation.

Average assets

Q3 2015 vs Q3 2014

Average assets were $335 billion, an increase of $21 billion or 7%. Adjusting for the positive impact of foreign currency translation, assets decreased by $2 billion or 1%. This was mainly due to reductions in trading assets of $15 billion and to a lesser extent, reductions of $5 billion in Asia trade finance balances. This was partly offset by growth of $8 billion in derivative-related assets, $6 billion in corporate loans and acceptances and $3 billion in securities purchased under resale agreements.

Q3 2015 vs Q2 2015

Average assets decreased by $20 billion or 6%, mainly due to reductions of $11 billion in trading assets and $6 billion in derivative-related assets. Corporate loans and acceptances were in line with the prior quarter, as growth in Canada, U.S. and Europe was offset by the run-off in Asia trade finance balances.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Average assets increased by $34 billion or 11%. This was partly due to the positive impact of foreign currency translation. On an underlying basis, the increase was $15 billion or 5%, which was driven by growth of $9 billion of derivative-related assets and $6 billion in securities purchased under resale agreements. This was partly offset by reductions in trading assets and lower trade finance balances in Asia.

Average liabilities

Q3 2015 vs Q3 2014

Average liabilities were $232 billion, an increase of $17 billion or 8%. Adjusting for the positive impact of foreign currency translation, the increase was $2 billion or 1%. Growth of $8 billion in derivative-related liabilities and $1 billion in corporate deposits was partly offset by reductions of $5 billion in obligations related to securities sold under repurchase agreements and $3 billion in other capital markets liabilities.

Q3 2015 vs Q2 2015

Average liabilities decreased by $15 billion or 6%. This was due mainly to reductions of $7 billion in derivative-related liabilities and $5 billion in other capital markets liabilities.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Average liabilities increased by $24 billion or 11%. Excluding the positive impact of foreign currency translation, liabilities were $12 billion or 6% higher. This was mainly due to growth of $11 billion in derivative-related liabilities.

Net interest income

Q3 2015 vs Q3 2014

Net interest income of $272 million was in line with the same period last year. Lower trade finance volumes in Asia and lower spreads in Europe, the U.S. and Asia, were partly offset by higher lending volumes in Canada, the U.S. and Europe and the positive impact of foreign currency translation.

Q3 2015 vs Q2 2015

Net interest income was $13 million or 5% higher, mainly due to increased volumes in Canada, U.S. and Europe, higher loan spreads in Canada and higher interest income from capital markets financing. This was partly offset by lower trade finance volumes in Asia and lower loan origination fees.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Net interest income was $5 million or 1% lower than the same period last year. This was due mainly to lower trade finance volumes and spreads in Asia, lower loan origination fees and lower interest income from capital markets financing, which was only partly offset by higher spreads in Canada, increased volumes in Canada, the U.S., and Europe, and the positive impact of foreign currency translation.

Non-interest income

Q3 2015 vs Q3 2014

Non-interest income was $693 million, a decrease of $156 million or 18%. This was mainly due to lower advisory fees and equity underwriting fees which were only partly offset by higher debt underwriting fees and the positive impact of foreign currency translation. The prior year also included investment banking gains and a securities gain in U.S. lending.

30    Scotiabank Third Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2015 vs Q2 2015

Non-interest income decreased $146 million or 17% from last quarter. This was due to lower trading revenues in all business lines and lower advisory and underwriting fees. This was only partly offset by higher banking fees.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Non-interest income decreased $121 million or 5% from the same period last year. This was driven by lower advisory fees, equity underwriting fees and reduced securities gains in U.S. lending. This was partly offset by the positive impact of foreign currency translation, increased trading revenues in equities, foreign exchange and commodities, and higher debt underwriting fees.

Provision for credit losses

Q3 2015 vs Q3 2014

The provision for credit losses was $14 million, compared to $4 million, due to increases in Europe and the United States, partially offset by a decrease in Asia. The provision for credit losses ratio was eight basis points, compared to two basis points.

Q3 2015 vs Q2 2015

The provision for credit losses was $14 million compared to $13 million. Increases in provisions in Europe and the United States were partially offset by decreases in Canada and Asia. The provision for credit losses ratio of eight basis points was unchanged.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

The provision for credit losses was $40 million, compared to $14 million, due to higher provisions in Canada and Europe, partially offset by lower provisions in the United States. The provision for credit losses ratio was eight basis points, compared to three basis points.

Non-interest expenses

Q3 2015 vs Q3 2014

Non-interest expenses of $464 million were lower by $13 million or 3%. This was due to lower performance-based compensation, which was largely offset by higher salaries and benefits, technology expenses, and the negative impact of foreign currency translation.

Q3 2015 vs Q2 2015

Non-interest expenses decreased $3 million or 1%. This was mainly due to lower performance-based compensation.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Non-interest expenses decreased $7 million or 1%. Adjusting for the negative impact of foreign currency translation, expenses were down 3%, mainly due to lower performance-based compensation costs, partly offset by higher salaries and benefits, technology expenses and professional fees.

Taxes

The effective tax rate decreased to 23.0% compared to 27.1% in the same quarter last year and 27.3% last quarter, mainly due to a lower level of income in higher tax jurisdictions. On a year-to-date basis the effective tax rate was 26.0% compared to 28.4% in the same period last year, mainly due to a lower level of income in higher tax jurisdictions.

Scotiabank Third Quarter Report 2015    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Other(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Business segment income
Net interest income(3)	$(18)	$(15)	$39	$(31)	$86
Non-interest income(3)(4)	38	(61)	8	(1)	(62)
Total revenue	20	(76)	47	(32)	24
Provision for credit losses	–	–	–	–	–
Non-interest expenses	66	46	29	176	111
Income tax expense(3)	(118)	(154)	(54)	(355)	(204)
Net income	$72	$32	$72	$147	$117
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$72	$32	$72	$147	$117
Other measures
Average assets ($ billions)	$95	$89	$81	$86	$78
Average liabilities ($ billions)	$262	$262	$244	$255	$238
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Refer to page 4 for a discussion of non-GAAP measures.
(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended July 31, 2015 $(108), (April 30, 2015 $(117), and July 31, 2014 $(89)) and for the nine months ended July 31, 2015 $(317) and July 31, 2014 $(253) to arrive at the amounts reported in the Consolidated Statement of Income.
(4)	Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies of $(41), (April 30, 2015 – $(32) and July 31, 2014 – $(31)) and for the nine months ended July 31, 2015 $(106) and July 31, 2014 $(115).

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $108 million in the third quarter, compared to $89 million in the same period last year and $117 million last quarter.

Income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q3 2015 vs Q3 2014

Net income attributable to equity holders was unchanged at $72 million. Higher net gains on investment securities, impact of higher foreign currency translation benefits and lower taxes were partly offset by lower contributions from asset/liability management activities and higher expenses.

Q3 2015 vs Q2 2015

Net income attributable to equity holders was $72 million, compared to $32 million. The increase was mainly due to higher net gains on investment securities and higher foreign currency translation benefits. Partly offsetting were higher expenses and an increase in taxes this quarter.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Net income attributable to equity holders was $147 million, compared to $117 million. Higher net gains on investment securities and lower taxes were partly offset by lower contributions from asset/liabilities management activities and higher expenses.

32    Scotiabank Third Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic highlights	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Geographic segment income
Canada	$1,023	$1,046	$1,611	$3,038	$3,647
United States	156	139	101	467	357
Mexico	67	105	101	273	287
Peru	123	114	91	337	266
Other international	479	421	496	1,313	1,445
Corporate adjustments	(1)	(28)	(49)	(58)	(142)
Net income	$1,847	$1,797	$2,351	$5,370	$5,860
Average assets ($ billions)
Canada	$498	$510	$473	$500	$468
United States	128	124	115	123	117
Mexico	25	25	24	25	23
Peru	21	20	16	20	17
Other international	175	179	159	175	155
Corporate adjustments	13	12	14	11	12
	$860	$870	$801	$854	$792

Quarterly Financial Highlights

	For the three months ended
(Unaudited)	July 31 2015	April 30 2015	January 31 2015	October 31 2014	July 31 2014	April 30 2014	January 31 2014	October 31 2013	(1)
Total revenue ($ millions)	$6,124	$5,937	$5,863	$5,747	$6,487	$5,725	$5,645	$5,400
Total revenue (TEB(2)) ($ millions)	6,232	6,054	5,955	5,848	6,576	5,809	5,725	5,477
Net income ($ millions)	1,847	1,797	1,726	1,438	2,351	1,800	1,709	1,676
Basic earnings per share ($)	1.46	1.43	1.36	1.10	1.86	1.40	1.33	1.30
Diluted earnings per share ($)	1.45	1.42	1.35	1.10	1.85	1.39	1.32	1.29
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(2)	Refer to page 4 for a discussion of non-GAAP measures.

Scotiabank Third Quarter Report 2015    33

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at July 31, 2015	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares (1)	$15,185	$0.68	–	1,207,810
Preferred shares
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	187	0.209375	3.35	7,498
Preferred shares Series 19(2)(3)(5)	158	0.167438	2.68	6,302
Preferred shares Series 20(2)(3)(6)	201	0.225625	3.61	8,039
Preferred shares Series 21(2)(3)(7)	149	0.145563	2.33	5,961
Preferred shares Series 22(2)(3)(8)	234	0.239375	3.83	9,377
Preferred shares Series 23(2)(3)(9)	66	0.156813	2.51	2,623
Preferred shares Series 30(2)(3)(10)	154	0.113750	1.82	6,143
Preferred shares Series 31(2)(3)(11)	111	0.101813	1.63	4,457
Preferred shares Series 32(2)(3)(12)	409	0.231250	3.70	16,346
Trust securities	Amount ($ millions)	Distri- bution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(13a,c,d)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(13b,c,d)	650	39.01	7.802	650
NVCC Subordinated debentures			Amount ($ millions)	Interest Rate (%)
Subordinated debentures due March 2027(14)			1,250	2.58
Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(15)				23,408
(1)	Dividends on common shares are paid quarterly. As at August 14, 2015, the number of outstanding common shares and options was 1,207,514 thousand and 23,406 thousand, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 27 of the consolidated financial statements in the Bank’s 2014 Annual Report for further details).
(4)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(5)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly until April 25, 2018.
(6)	Subsequent to the initial five-year fixed rate period which ended on October 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(7)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.70%, multiplied by $25.00, which will be reset quarterly until October 25, 2018.
(8)	Subsequent to the initial five-year fixed rate period which ended on January 25, 2014, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(9)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.88%, multiplied by $25.00, which will be reset quarterly until January 25, 2019.
(10)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2015, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00. On April 27, 2015, 4,457 thousand of the 10,600 thousand non-cumulative preferred shares Series 30 were converted into non-cumulative preferred shares Series 31.
(11)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.00%, multiplied by $25.00, which will be reset quarterly until April 25, 2020.
(12)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(13)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Notes 26 and 27 in the Bank’s 2014 Annual Report]. Under the circumstances outlined in 13(c) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(13)(b)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in 13(c) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued Non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust.

34    Scotiabank Third Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

(13)(c)	The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(13)(d)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Notes 26 and 27 in the Bank’s 2014 Annual Report].
(14)	On March 30, 2015, the Bank issued $1.25 billion subordinated debentures due March 30, 2027. The debentures contain non-viability contingent capital (NVCC) provisions. Under such NVCC provisions, the debentures are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, the debentures would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interested divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 (subject to adjustments in certain events as set out in the prospectus supplement March 23, 2015), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average). Based on the floor price of $5.00 and excluding the impact of accrued and unpaid interest (if any) and declared but unpaid dividends (if any), the maximum number of common shares issuable on conversion of the debentures would be 375 million shares, which would represent an increase to common shares outstanding of 31% based on the common shares outstanding as at July 31, 2015.
(15)	Included are 182,468 stock options with tandem stock appreciation rights (Tandem SAR) features.

Further details, including convertibility features, are available in Notes 23, 26, 27 and 29 of the Bank’s consolidated financial statements in the 2014 Annual Report.

Scotiabank Third Quarter Report 2015    35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	July 31 2015	April 30 2015	October 31 2014
Assets
Cash and deposits with financial institutions	5	$82,789	$60,664	$56,730
Precious metals		7,697	8,438	7,286
Trading assets
Securities		83,396	92,095	95,363
Loans		17,306	17,279	14,508
Other		3,003	3,746	3,377
		103,705	113,120	113,248
Financial instruments designated at fair value through profit or loss		126	129	111
Securities purchased under resale agreements and securities borrowed		87,512	98,205	93,866
Derivative financial instruments		47,207	37,669	33,439
Investment securities	6	41,190	39,828	38,662
Loans
Residential mortgages		216,000	213,522	212,648
Personal and credit cards		89,897	86,186	84,204
Business and government		149,276	139,944	131,098
		455,173	439,652	427,950
Allowance for credit losses	8(b)	4,125	3,694	3,641
		451,048	435,958	424,309
Other
Customers’ liability under acceptances		11,025	13,549	9,876
Property and equipment		2,237	2,182	2,272
Investments in associates	9	4,082	3,845	3,461
Goodwill and other intangible assets		11,037	10,923	10,884
Deferred tax assets		2,229	2,031	1,763
Other assets		11,180	10,620	9,759
		41,790	43,150	38,015
Total assets		$863,064	$837,161	$805,666
Liabilities
Deposits
Personal	10	$186,298	$180,312	$175,163
Business and government	10	377,054	358,400	342,367
Financial institutions	10	39,439	36,569	36,487
		602,791	575,281	554,017
Financial instruments designated at fair value through profit or loss		1,376	1,102	465
Other
Acceptances		11,025	13,549	9,876
Obligations related to securities sold short		23,363	22,843	27,050
Derivative financial instruments		48,866	43,613	36,438
Obligations related to securities sold under repurchase agreements and securities lent		77,764	89,676	88,953
Subordinated debentures	11	6,184	6,134	4,871
Other liabilities		38,734	34,020	34,785
		205,936	209,835	201,973
Total liabilities		810,103	786,218	756,455
Equity
Common equity
Common shares	11	15,185	15,186	15,231
Retained earnings		30,640	29,984	28,609
Accumulated other comprehensive income (loss)		2,673	1,362	949
Other reserves		176	180	176
Total common equity		48,674	46,712	44,965
Preferred shares	11	2,934	2,934	2,934
Total equity attributable to equity holders of the Bank		51,608	49,646	47,899
Non-controlling interests in subsidiaries		1,353	1,297	1,312
Total equity		52,961	50,943	49,211
Total liabilities and equity		$863,064	$837,161	$805,666

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

36    Scotiabank Third Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Revenue Interest income
Loans		$4,795	$4,561	$4,638	$14,063	$13,598
Securities		229	235	244	697	718
Securities purchased under resale agreements and securities borrowed		42	38	41	120	132
Deposits with financial institutions		77	74	65	220	201
		5,143	4,908	4,988	15,100	14,649
Interest expense
Deposits		1,491	1,496	1,546	4,562	4,610
Subordinated debentures		50	43	46	138	159
Other		248	171	246	679	674
		1,789	1,710	1,838	5,379	5,443
Net interest income		3,354	3,198	3,150	9,721	9,206
Non-interest income
Banking	16	859	818	794	2,487	2,342
Wealth management	16	837	824	758	2,460	2,236
Underwriting and other advisory		113	173	201	416	500
Non-trading foreign exchange		130	116	107	370	314
Trading revenues		248	340	263	908	932
Net gain on sale of investment securities		136	139	180	457	541
Net income from investments in associated corporations		120	99	94	309	356
Insurance underwriting income, net of claims		142	137	123	409	350
Other		185	93	817	387	1,080
		2,770	2,739	3,337	8,203	8,651
Total revenue		6,124	5,937	6,487	17,924	17,857
Provision for credit losses		480	448	398	1,391	1,129
		5,644	5,489	6,089	16,533	16,728
Non-interest expenses
Salaries and employee benefits		1,733	1,690	1,681	5,137	4,966
Premises and technology		530	502	484	1,522	1,429
Depreciation and amortization		144	144	134	427	392
Communications		108	110	104	324	311
Advertising and business development		148	132	146	408	418
Professional		144	129	120	387	334
Business and capital taxes		88	98	84	273	233
Other		439	419	387	1,277	1,157
		3,334	3,224	3,140	9,755	9,240
Income before taxes		2,310	2,265	2,949	6,778	7,488
Income tax expense		463	468	598	1,408	1,628
Net income		$1,847	$1,797	$2,351	$5,370	$5,860
Net income attributable to non-controlling interests in subsidiaries		52	40	50	139	162
Net income attributable to equity holders of the Bank		1,795	1,757	2,301	5,231	5,698
Preferred shareholders		28	30	34	88	125
Common shareholders		$1,767	$1,727	$2,267	$5,143	$5,573
Earnings per common share (in dollars)
Basic	17	$1.46	$1.43	$1.86	$4.24	$4.59
Diluted	17	$1.45	$1.42	$1.85	$4.22	$4.57

Certain prior period amounts for July 31, 2014 have been restated to conform to the current period presentation.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2015    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Net income	$1,847	$1,797	$2,351	$5,370	$5,860
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	2,178	(2,143)	(156)	3,456	1,033
Net gains (losses) on hedges of net investments in foreign operations	(1,061)	828	77	(1,722)	(567)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	29	(19)	(3)	45	16
Net gains (losses) on hedges of net investments in foreign operations	(280)	218	18	(443)	(151)
	1,368	(1,514)	(94)	2,132	601
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	125	(165)	202	520	662
Reclassification of net (gains) losses to net income(1)	(264)	134	(223)	(790)	(656)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	41	(29)	30	137	159
Reclassification of net (gains) losses to net income	(84)	28	(66)	(235)	(199)
	(96)	(30)	15	(172)	46
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	1,595	(732)	(245)	1,542	463
Reclassification of net (gains) losses to net income	(1,683)	877	248	(1,620)	(521)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	489	(232)	(72)	469	146
Reclassification of net (gains) losses to net income	(513)	270	72	(491)	(160)
	(64)	107	3	(56)	(44)
Other comprehensive income from investments in associates	(23)	2	9	(6)	27
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	125	405	(233)	(335)	(374)
Income tax expense (benefit)	39	102	(65)	(83)	(98)
	86	303	(168)	(252)	(276)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option(2):
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	8	(4)	–	8	–
Income tax expense (benefit)	2	(1)	–	2	–
	6	(3)	–	6	–
Other comprehensive income from investments in associates	–	1	–	1	(2)
Other comprehensive income (loss)	1,277	(1,134)	(235)	1,653	352
Comprehensive income	$3,124	$663	$2,116	$7,023	$6,212
Comprehensive income (loss) attributable to non-controlling interests	18	(20)	58	63	202
Comprehensive income attributable to equity holders of the Bank	3,106	683	2,058	6,960	6,010
Preferred shareholders	28	30	34	88	125
Common shareholders	$3,078	$653	$2,024	$6,872	$5,885
(1)	Includes amounts related to qualifying hedges.
(2)	In accordance with the transition requirements for the own credit risk provisions of IFRS 9, prior year comparatives have not been restated for the adoption of this standard in 2015 (refer to Note 3).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

38    Scotiabank Third Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

				Accumulated other comprehensive income (loss)											Non-controlling interests
(Unaudited) ($ millions)	Common shares	Retained earnings	(1)	Foreign currency translation	Available- for-sale securities	Cash flow hedges	Share from associates (2)	Employee benefits (2)	Own credit risk	(2)	Other reserves (3)	Total common equity	Preferred shares	Total common and preferred equity	Non-controlling interests in subsidiaries	Capital instrument equity holders	Total
Balance as at November 1, 2014	$15,231	$28,609		$700	$664	$(48)	$113	$(480)	$–		$176	$44,965	$2,934	$47,899	$1,312	$–	$49,211
Net income	–	5,143		–	–	–	–	–	–		–	5,143	88	5,231	139	–	5,370
Other comprehensive income (loss)	–	–		2,209	(164)	(57)	(5)	(260)	6		–	1,729	–	1,729	(76)	–	1,653
Total comprehensive income	$–	$5,143		$2,209	$(164)	$(57)	$(5)	$(260)	$6		$–	$6,872	$88	$6,960	$63	$–	$7,023
Shares issued	82	–		–	–	–	–	–	–		(12)	70	–	70	–	–	70
Shares repurchased/redeemed	(128)	(516)		–	–	–	–	–	–		–	(644)	–	(644)	–	–	(644)
Common dividends paid	–	(2,448)		–	–	–	–	–	–		–	(2,448)	–	(2,448)	–	–	(2,448)
Preferred dividends paid	–	–		–	–	–	–	–	–		–	–	(88)	(88)	–	–	(88)
Distributions to non-controlling interests	–	–		–	–	–	–	–	–		–	–	–	–	(74)	–	(74)
Share-based payments	–	–		–	–	–	–	–	–		12	12	–	12	–	–	12
Other	–	(148	)(4)	–	–	–	–	–	(5	)(4)	–	(153)	–	(153)	52 (6)	–	(101)
Balance as at July 31, 2015	$15,185	$30,640		$2,909	$500	$(105)	$108	$(740)	$1		$176	$48,674	$2,934	$51,608	$1,353	$–	$52,961

Balance as at November 1, 2013	$14,516	$25,315		$(173)	$705	$(42)	$55	$–	$–		$193	$40,569	$4,084	$44,653	$1,155	$743	$46,551
Opening adjustment(5)	–	(247)		–	–	–	–	(157)	–		–	(404)	–	(404)	(17)	(743)	(1,164)
Restated balances	14,516	25,068		(173)	705	(42)	55	(157)	–		193	40,165	4,084	44,249	1,138	–	45,387
Net income	–	5,573		–	–	–	–	–	–		–	5,573	125	5,698	162	–	5,860
Other comprehensive income (loss)	–	–		564	44	(44)	25	(277)	–		–	312	–	312	40	–	352
Total comprehensive income	$–	$5,573		$564	$44	$(44)	$25	$(277)	$–		$–	$5,885	$125	$6,010	$202	$–	$6,212
Shares issued	650	2		–	–	–	–	–	–		(30)	622	–	622	–	–	622
Shares repurchased/redeemed	(25)	(119)		–	–	–	–	–	–		–	(144)	(1,150)	(1,294)	–	–	(1,294)
Common dividends paid	–	(2,307)		–	–	–	–	–	–		–	(2,307)	–	(2,307)	–	–	(2,307)
Preferred dividends paid	–	–		–	–	–	–	–	–		–	–	(125)	(125)	–	–	(125)
Distributions to non-controlling interests	–	–		–	–	–	–	–	–		–	–	–	–	(65)	–	(65)
Share-based payments	–	–		–	–	–	–	–	–		27	27	–	27	–	–	27
Other	–	–		–	–	–	–	–	–		(12)	(12)	–	(12)	1 (6)	–	(11)
Balance as at July 31, 2014	$15,141	$28,217		$391	$749	$(86)	$80	$(434)	$–		$178	$44,236	$2,934	$47,170	$1,276	$–	$48,446
(1)	Includes undistributed retained earnings of $63 (July 31, 2014 – $45) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts that will not be reclassified subsequently to net income. Share from associates $1 (July 31, 2014 – $(2)) will not be reclassified subsequently to net income.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
(4)	Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152) and to reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss (refer to Note 3).
(5)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 of the Bank’s consolidated financial statements in the 2014 Annual Report).
(6)	Includes changes to non-controlling interests arising from business combinations.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2015    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31 2015	July 31 2014	July 31 2015	July 31 2014
Cash flows from operating activities
Net income	$1,847	$2,351	$5,370	$5,860
Adjustment for:
Net interest income	(3,354)	(3,150)	(9,721)	(9,206)
Depreciation and amortization	144	134	427	392
Provision for credit losses	480	398	1,391	1,129
Equity-settled share-based payment expense	1	3	12	27
Net gain on sale of investment securities	(136)	(180)	(457)	(541)
Realized gain on sale of an investment in an associate	–	(469)	–	(469)
Unrealized gain on reclassification of an investment in an associate	–	(174)	–	(174)
Net income from investments in associated corporations	(120)	(94)	(309)	(356)
Provision for income taxes	463	598	1,408	1,628
Changes in operating assets and liabilities:
Trading assets	13,742	(3,237)	16,064	(21,784)
Securities purchased under resale agreements and securities borrowed	15,615	(8,836)	13,892	(6,389)
Loans	(5,851)	(1,346)	(13,677)	(13,515)
Deposits	6,473	(4,647)	14,722	17,495
Obligations related to securities sold short	(578)	2,688	(4,939)	4,570
Obligations related to assets sold under repurchase agreements and securities lent	(16,485)	3,137	(18,466)	10,689
Net derivative financial instruments	(3,373)	(132)	(245)	(483)
Other, net	5,949	683	8,109	2,906
Dividends received	319	272	930	767
Interest received	4,959	4,789	14,299	13,878
Interest paid	(1,868)	(1,883)	(5,618)	(5,856)
Income tax paid	(441)	(283)	(1,633)	(1,247)
Net cash from/(used in) operating activities	17,786	(9,378)	21,559	(679)
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(16,456)	9,135	(17,088)	5,438
Purchase of investment securities	(9,138)	(10,265)	(33,374)	(36,644)
Proceeds from sale and maturity of investment securities	9,332	8,660	32,813	33,388
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(701)	2,535	(701)	2,550
Property and equipment, net of disposals	(78)	(91)	(137)	(203)
Other, net	(283)	(46)	(647)	(117)
Net cash from/(used in) investing activities	(17,324)	9,928	(19,134)	4,412
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	–	1,236	–
Redemption/repayment of subordinated debentures	(6)	–	(6)	(1,000)
Redemption of preferred shares	–	(300)	–	(1,150)
Proceeds from common shares issued	32	153	79	631
Common shares purchased for cancellation	(170)	(144)	(644)	(144)
Cash dividends paid	(851)	(813)	(2,536)	(2,432)
Distributions to non-controlling interests	(16)	(14)	(74)	(65)
Other, net	1,116	297	267	473
Net cash from/(used in) financing activities	105	(821)	(1,678)	(3,687)
Effect of exchange rate changes on cash and cash equivalents	236	(21)	344	163
Net change in cash and cash equivalents	803	(292)	1,091	209
Cash and cash equivalents at beginning of period(1)	6,116	5,950	5,828	5,449
Cash and cash equivalents at end of period(1)	$6,919	$5,658	$6,919	$5,658
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

40    Scotiabank Third Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE Q3 2015

Condensed Interim Consolidated Financial Statements (unaudited)

Page	Note
42	1.	Reporting entity

42	2.	Basis of preparation

42	3.	Significant accounting policies

43	4.	Future accounting developments

43	5.	Cash and deposits with financial institutions

43	6.	Investment securities

44	7.	Derecognition of financial assets

45	8.	Impaired loans and allowance for credit losses

48	9.	Investments in associates

48	10.	Deposits

49	11.	Capital and financing transactions

49	12.	Capital management

51	13.	Share-based payments

51	14.	Employee benefits

51	15.	Operating segments

53	16.	Non-interest income

54	17.	Earnings per share

54	18.	Financial instruments

63	19.	Contractual maturities

65	20.	Business combinations

Scotiabank Third Quarter Report 2015    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is in line with the requirements of Section 308 of the Bank Act. These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual consolidated financial statements for the year ended October 31, 2014.

The condensed interim consolidated financial statements for the quarter ended July 31, 2015 have been approved by the Board of Directors for issue on August 28, 2015.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, determination of the control of structured entities, de facto control of other entities, and provisions. Actual results could differ from these estimates.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2014. Except for the changes in accounting policies described below, the significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2014. Note 3 of the Bank’s consolidated financial statements in the 2014 Annual Report describes the Bank’s significant accounting policies.

Changes in accounting policies

The Bank has adopted the following new accounting standards issued by the IASB effective November 1, 2014.

Own credit risk of liabilities designated at fair value through profit or loss (IFRS - 9)

The own credit risk provisions of IFRS 9, Financial Instruments, changes the accounting for liabilities designated at fair value through profit or loss such that changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income unless doing so creates or increases an accounting mismatch. Cumulative fair value changes related to own credit risk recognized in other comprehensive income cannot be subsequently reclassified to net income. This replaces the previous requirement in IAS 39, Financial Instruments: Recognition and Measurement, to recognize such changes in net income.

In July 2014, the IASB issued the final IFRS 9 standard which permitted entities to early adopt this requirement prior to the IFRS 9 mandatory effective date of January 1, 2018. The Bank early adopted this requirement as it relates to deposit note liabilities designated at fair value, effective November 1, 2014. This change was applied retrospectively. However, in accordance with the IFRS 9 transition provisions, prior year comparatives have not been restated. The impact of this change on opening retained earnings was an increase of $5 million and on accumulated other comprehensive income was a decrease of $5 million.

42    Scotiabank Third Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Levies

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and also for a liability to pay a levy whose timing and amount is certain. The interpretation clarifies that an obligating event, as identified by the legislation would trigger the recognition of a liability to pay a levy. While the interpretation discusses the timing of the recognition, it does not change the measurement of the amount to be recognized. The adoption of IFRIC 21 did not have a significant impact on the Bank.

Presentation

The amendments to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities. The adoption of these amendments did not have a significant impact on the Bank.

4.	Future accounting developments

The Bank actively monitors developments and changes in accounting standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The Bank is currently assessing the impact the adoption of new and revised standards issued by the IASB will have on its consolidated financial statements.

The IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement, effective for annual periods beginning on or after January 1, 2018. On January 9, 2015, OSFI issued an advisory on the early adoption of IFRS 9 for Domestic Systematically Important Banks (D-SIBs) for annual reporting periods beginning on November 1, 2017. The Bank has been identified as a D-SIB and is required to adopt IFRS 9 effective November 1, 2017.

The IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle-based framework to be applied to all contracts with customers. During the quarter, the IASB confirmed a one-year deferral that makes it effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018, for the Bank.

There are no other significant updates to the future accounting developments effective after November 1, 2014, as reflected in Note 5 of the Bank’s consolidated financial statements in the 2014 Annual Report.

5.	Cash and deposits with financial institutions

	As at
($ millions)	July 31 2015	April 30 2015	October 31 2014
Cash and non-interest-bearing deposits with financial institutions	$6,919	$6,116	$5,828
Interest-bearing deposits with financial institutions	75,870	54,548	50,902
Total	$82,789	$60,664	$56,730

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $6,091 million (April 30, 2015 – $5,000 million; October 31, 2014 – $4,628 million).

6.	Investment securities

Investment securities include held-to-maturity securities of $186 million (April 30, 2015 – $174 million; October 31, 2014 – $166 million) and available-for-sale securities of $41,004 million (April 30, 2015 – $39,654 million; October 31, 2014 – $38,496 million).

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at July 31, 2015
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$7,455	$276	$2	$7,729
Canadian provincial and municipal debt	3,745	35	2	3,778
U.S. treasury and other U.S. agencies’ debt	7,383	26	8	7,401
Other foreign governments’ debt	12,547	32	25	12,554
Bonds of designated emerging markets	15	–	1	14
Other debt	6,006	69	11	6,064
Preferred shares	404	8	140	272
Common shares	2,309	932	49	3,192
Total available-for-sale securities	$39,864	$1,378	$238	$41,004

Scotiabank Third Quarter Report 2015    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at April 30, 2015
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$7,342	$252	$2	$7,592
Canadian provincial and municipal debt	3,642	34	1	3,675
U.S. treasury and other U.S. agencies’ debt	5,476	22	5	5,493
Other foreign governments’ debt	12,683	34	21	12,696
Bonds of designated emerging markets	39	7	1	45
Other debt	6,409	81	7	6,483
Preferred shares	407	13	121	299
Common shares	2,479	919	27	3,371
Total available-for-sale securities	$38,477	$1,362	$185	$39,654

	As at October 31, 2014
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$6,704	$147	$–	$6,851
Canadian provincial and municipal debt	3,284	20	1	3,303
U.S. treasury and other U.S. agencies’ debt	6,218	11	3	6,226
Other foreign governments’ debt	10,940	60	17	10,983
Bonds of designated emerging markets	39	7	1	45
Other debt	6,666	128	7	6,787
Preferred shares	412	15	59	368
Common shares	3,097	871	35	3,933
Total available-for-sale securities	$37,360	$1,259	$123	$38,496

The net unrealized gain on available-for-sale securities of $1,140 million (April 30, 2015 – $1,177 million; October 31, 2014 – $1,136 million) decreases to a net unrealized gain of $577 million (April 30, 2015 – $716 million; October 31, 2014 – $847 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

7.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, and/or to third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above programs does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	July 31 2015(1)	April 30 2015(1)	October 31 2014(1)
Assets
Carrying value of residential mortgage loans	$18,114	$18,629	$17,969
Other related assets(2)	2,484	1,849	2,425
Liabilities
Carrying value of associated liabilities	20,537	20,466	20,414
(1)	The fair value of the transferred assets is $20,713 (April 30, 2015 – $20,589; October 31, 2014 – $20,430) and the fair value of the associated liabilities is $21,309 (April 30, 2015 – $21,097; October 31, 2014 – $20,791) for a net position of $(596) (April 30, 2015 – $(508); October 31, 2014 – $(361)).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal loans

The Bank securitizes a portion of its unsecured personal line of credit receivables on a revolving basis through a consolidated structured entity. The receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

44    Scotiabank Third Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	July 31 2015(1)	April 30 2015(1)	October 31 2014(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$69,256	$79,971	$80,335
Securities lending agreements	40,784	45,409	37,110
Total	110,040	125,380	117,445
Carrying value of associated liabilities(3)	$77,764	$89,676	$88,953
(1)	The fair value of transferred assets is $110,040 (April 30, 2015 – $125,380; October 31, 2014 – $117,445) and the fair value of the associated liabilities is $77,764 (April 30, 2015 – $89,676; October 31, 2014 – $88,953), for a net position of $32,276 (April 30, 2015 – $35,704; October 31, 2014 – $28,492).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

8.	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)(3)

	As at July 31, 2015
($ millions)	Gross impaired loans	Allowance for credit losses		Net
Business and government	$1,647	$724	(4)	$923
Residential mortgages	1,680	518	(5)	1,162
Personal and credit cards	1,340	1,329	(5)	11
Total	$4,667	$2,571		$2,096
By geography:
Canada				$407
United States				17
Other international				1,672
Total				$2,096

	As at
	April 30, 2015				October 31, 2014
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Gross impaired loans	Allowance for credit losses		Net
Business and government	$1,503	$573	(4)	$930	$1,455	$614	(4)	$841
Residential mortgages	1,598	381	(5)	1,217	1,491	359	(5)	1,132
Personal and credit cards	1,296	1,271	(5)	25	1,254	1,225	(5)	29
Total	$4,397	$2,225		$2,172	$4,200	$2,198		$2,002
By geography:
Canada				$430				$378
United States				19				11
Other international				1,723				1,613
Total				$2,172				$2,002
(1)	Interest income recognized on impaired loans during the three months ended July 31, 2015 was $2 (April 30, 2015 – $3; October 31, 2014 – $6).
(2)	Additional interest income of approximately $87 would have been recorded if the above loans had not been classified as impaired (April 30, 2015 – $78; October 31, 2014 – $73).
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico. For the loans where the guarantee has expired, the total amount of loans considered impaired is $173.
(4)	Allowance for credit losses for business and government loans is individually assessed.
(5)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

(b)	Allowance for credit losses

	As at and for the nine months ended July 31, 2015
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency(1)	Balance at end of period
Individual	$614	$(257)	$47	$180	$140	$724
Collective	2,856	(1,404)	267	1,252	227	3,198
Total before loans acquired under FDIC guarantee	3,470	(1,661)	314	1,432	367	3,922
Loans acquired under FDIC guarantee(2)	171	–	46	(41)	27	203
	$3,641	$(1,661)	$360	$1,391	$394	$4,125
(1)	Includes increase in the collective allowance of $79 due to rebalancing of reserves between off-balance sheet and on-balance sheet exposures; and retrospective adjustments primarily relating to foreign currency translation of prior years.
(2)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.

Scotiabank Third Quarter Report 2015    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at and for the six months ended April 30, 2015
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period
Individual	$614	$(203)	$29	$109	$24	$573
Collective	2,856	(940)	179	806	23	2,924
Total before loans acquired under FDIC guarantee	3,470	(1,143)	208	915	47	3,497
Loans acquired under FDIC guarantee(1)	171	–	18	(4)	12	197
Total allowances	$3,641	$(1,143)	$226	$911	$59	$3,694

	As at and for the twelve months ended October 31, 2014
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$561	$(338)	$93	$265	$33	$614
Collective	2,604	(1,559)	399	1,403	9	2,856
Total before loans acquired under FDIC guarantee	3,165	(1,897)	492	1,668	42	3,470
Loans acquired under FDIC guarantee(1)	108	–	18	35	10	171
	$3,273	$(1,897)	$510	$1,703	$52	$3,641

Represented by:

	As at
($ millions)	July 31 2015	April 30 2015	October 31 2014
Allowance against impaired loans	$2,571	$2,225	$2,198
Allowance against performing loans(2)	1,351	1,272	1,272
Total before loans acquired under FDIC guarantee	3,922	3,497	3,470
Loans acquired under FDIC guarantee(1)	203	197	171
	$4,125	$3,694	$3,641
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance for performing loans is attributable to business and government loans $606 (April 30, 2015 – $527; October 31, 2014 – $584) with the remainder allocated to personal and credit card loans $600 (April 30, 2015 – $588; October 31, 2014 – $527) and residential mortgages $145 (April 30, 2015 – $157; October 31, 2014 – $161).

(c)	Loans acquired under FDIC guarantee

	As at July 31, 2015
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$493	$2,198	$2,691
Fair value adjustments	114	(312)	(198)
Net carrying value	607	1,886	2,493
Allowance for credit losses	(156)	(47)	(203)
	$451 (1)	$1,839	$2,290

	As at April 30, 2015
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$545	$2,077	$2,622
Fair value adjustments	50	(301)	(251)
Net carrying value	595	1,776	2,371
Allowance for credit losses	(127)	(70)	(197)
	$468	$1,706	$2,174
(1)	A net receivable of $21 has been recorded for claims of losses under the FDIC guarantee that expired during the quarter.

46    Scotiabank Third Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2014
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$645	$2,043	$2,688
Fair value adjustments	(43)	(314)	(357)
Net carrying value	602	1,729	2,331
Allowance for credit losses	(111)	(60)	(171)
	$491	$1,669	$2,160

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under these agreements, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. During the quarter, the FDIC guarantee on non-single family loans expired. The guarantee for single family home loans will expire in April 2020.

As at July 31, 2015, the carrying value of loans acquired under the FDIC guarantee was $2.3 billion (April 30, 2015 – 2.2 billion; October 31, 2014 – $2.2 billion) and the carrying value of loans for which claims for losses under the guarantee expired during the quarter was $451 million. A net receivable of $205 million (April 30, 2015 – $220 million; October 31, 2014 – $275 million) from the FDIC is included in Other assets in the Consolidated Statement of Financial Position.

(d)	Loans past due but not impaired(1)

	As at July 31, 2015(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,227	$428	$120	$1,775
Personal and credit cards	659	338	51	1,048
Business and government	176	43	220	439
Total	$2,062	$809	$391	$3,262

	As at April 30, 2015(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,225	$435	$133	$1,793
Personal and credit cards	651	320	52	1,023
Business and government	196	59	211	466
Total	$2,072	$814	$396	$3,282

	As at October 31, 2014(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,253	$483	$153	$1,889
Personal and credit cards	591	298	48	937
Business and government	140	57	233	430
Total	$1,984	$838	$434	$3,256
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

Scotiabank Third Quarter Report 2015    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					July 31 2015	April 30 2015	October 31 2014
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	June 30, 2015	$2,440	$2,323	$2,134
Canadian Tire’s Financial Services business (CTFS)(2)(3)	Canada	Financial Services	20.0%	June 30, 2015	531	517	509
Bank of Xi’an Co. Ltd.	China	Banking	19.9%	June 30, 2015	621	554	359
Maduro & Curiel’s Bank N.V.(4)	Curacao	Banking	48.1%	June 30, 2015	258	233	221
Banco del Caribe(5)	Venezuela	Banking	26.6%	June 30, 2015	25	19	54
(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	On October 1, 2014, the Bank acquired a 20% equity interest in Canadian Tire’s Financial Services business (CTFS).
(3)	Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.
(4)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of July 31, 2015 these reserves amounted to $63 (April 30, 2015 – $57; October 31, 2014 – $52).
(5)	Revalued using SIMADI rate of 1 USD to 201 VEF (April 30, 2015 – 1 USD to 199 VEF; October 31, 2014 – SICAD II rate of 1 USD to 50 VEF).

10.	Deposits

	As at
	July 31, 2015						April 30 2015	October 31 2014
	Payable on demand		Payable after notice		Payable on a fixed date	Total	Total	Total
($ millions)	Interest- bearing	Non-interest- bearing
Personal	$10,341	$5,254	$97,386		$73,317	$186,298	$180,312	$175,163
Business and government	56,258	20,533	29,775		270,488	377,054	358,400	342,367
Financial institutions	2,844	4,927	1,727		29,941	39,439	36,569	36,487
	$69,443	$30,714	$128,888	(1)	$373,746	$602,791	$575,281	$554,017
Canada						$402,301	$382,514	$373,491
United States						90,064	87,146	84,710
U.K.						12,414	14,821	13,296
Mexico						15,035	13,960	13,668
Peru						14,321	12,620	11,701
Chile						7,329	7,297	5,785
Colombia						6,874	7,624	7,450
Other International						54,453	49,299	43,916
Total(2)						$602,791	$575,281	$554,017
(1)	Includes $116 of non-interest bearing deposits.
(2)	Deposits denominated in U.S. dollars amount to $239,886 (April 30, 2015 – $219,222; October 31, 2014 – $201,891), deposits denominated in Mexican pesos amount to $13,269 (April 30, 2015 – $12,269; October 31, 2014 – $12,444) and deposits denominated in other foreign currencies amount to $61,645 (April 30, 2015 – $59,316; October 31, 2014 – $49,836).

Refer to Note 19 for contractual maturities for deposits, which provides maturities less than one month, one to three months, three to six months, six to nine months, nine to twelve months, one to two years, two to five years, over five years, and with no specific maturity.

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at July 31, 2015	$35,618	$15,804	$25,864	$88,534	$15,548	$181,368
As at April 30, 2015	$24,616	$21,194	$22,361	$84,325	$14,759	$167,255
As at October 31, 2014	$42,801	$13,907	$23,338	$75,987	$14,110	$170,143
(1)	The majority of foreign term deposits are in excess of $100,000.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Capital and financing transactions

Covered bonds

During the nine month period ended July 31, 2015, the Bank issued covered bonds under its Global Registered Covered Bond Program as follows:

•	EUR 1.250 billion due November 2, 2017;

•	GBP 550 million due November 2, 2017;

•	AUD 600 million due January 21, 2020;

•	US$1.4 billion due April 14, 2020; and

•	EUR 1.250 billion due July 23, 2020.

During the nine month period ending July 31, 2015, two series of covered bonds totaling US$3.25 billion matured under the Bank’s Global Public Sector Covered Bond Programme.

Subordinated debentures

On March 30, 2015, the Bank issued $1.25 billion subordinated debentures due March 30, 2027. The debentures are redeemable on or after March 30, 2022. Interest is payable at a rate of 2.58% per annum until March 30, 2022 and thereafter until March 30, 2027 at the 90 day Bankers’ Acceptance rate plus 1.19%. The debentures contain non-viability contingent capital (NVCC) provisions necessary for the debentures to qualify as Tier 2 regulatory capital. Under the NVCC provisions, the debentures are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease to be viable, or if a federal or provincial government of Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable.

Common shares

Normal Course Issuer Bid

On May 27, 2014, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. On March 3, 2015, the Bank announced that OSFI and the TSX approved an increase in the bid up to 16 million shares. Under this bid, the Bank repurchased and cancelled approximately 7.5 million common shares during the year at an average price of $63.18 per share for a total amount of approximately $474 million. The bid ended on May 29, 2015.

On May 29, 2015, the Bank announced that OSFI and the TSX approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares, which represents approximately 2% of the Bank’s common shares issued and outstanding as of May 25, 2015. Purchases under the new bid will end on the earlier of June 1, 2016, or the date on which the Bank completes its purchases. Under this bid, the Bank has repurchased and cancelled approximately 2.7 million common shares at an average price of $63.12 during the third quarter of 2015. On a quarterly basis, the Bank will consult with OSFI prior to making purchases.

During the nine months ended July 31, 2015, the Bank repurchased and cancelled approximately 10.2 million common shares at an average price of $63.16 per share (2014 – 4.5 million shares at an average price of $71.04 per share) for a total amount of approximately $644 million.

Preferred shares

Certain holders of Series 30 Non-cumulative 5-Year Rate Reset Preferred Shares elected to exchange 4,457,262 shares into an equal number of Series 31 Non-cumulative Floating Rate Preferred Shares effective April 27, 2015. Dividends, if and when declared, on the Series 31 Preferred Shares are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.00%, multiplied by $25.00, which will be reset quarterly until April 25, 2020.

12.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by BCBS and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). OSFI has issued guidelines, reporting requirements and disclosure guidance which are consistent with Basel III, except for its deferral of the credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a five-year period, beginning January 2014. In accordance with OSFI’s requirements as at July 31, 2015, the scalars for CVA risk-weighted assets (RWA) are 0.64, 0.71 and 0.77 for the Common Equity Tier 1 (CET1) capital ratio, Tier 1 capital ratio and Total capital ratio, respectively (April 30, 2015 – scalars of 0.64, 0.71 and 0.77; October 31, 2014 – scalars of 0.57, 0.65 and 0.77, respectively).

Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance. All non-common instruments issued after December 31, 2012, were required to meet these NVCC requirements to qualify as regulatory capital.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying non-common capital instruments will be phased out over 10 years and the capital conservation buffer will be phased in over 4 years.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve a minimum 7% common equity target. OSFI has also designated the bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% effective January 1, 2016, in line with the requirements for global systemically important banks.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a Bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the AIRB to compute credit risk for material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure as defined within the requirements which includes on balance sheet assets, derivatives, securities financing transactions and off-balance sheet items including commitments. Minimum public disclosure requirements are effective January 2015. The final calibration will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the existing Assets-to-Capital Multiple (ACM), effective November 1, 2014. Institutions will be expected to maintain a material operating buffer above the 3% minimum. The Bank meets OSFI’s authorized leverage ratio.

The Bank’s Common Equity Tier 1, Tier 1 and Total capital are composed of the following:

	As at
	July 31, 2015		April 30, 2015		October 31, 2014
(Unaudited) ($ millions)	All-in	Transitional	All-in	Transitional	All-in		Transitional
Total Common Equity	$48,674	$48,674	$46,712	$46,712	$44,965		$44,965
Qualifying non-controlling interests in common equity of subsidiaries	547	–	521	–	514		–
Goodwill and non-qualifying intangibles, net of deferred tax liabilities(1)	(10,991)	–	(10,530)	–	(10,482)		–
Threshold related deductions	(1,216)	–	(928)	–	(305)		–
Net deferred tax assets (excluding those arising from temporary differences)	(584)	–	(602)	–	(620)		–
Other Common Equity Tier 1 adjustments(2)	(353)	(4,411)	(423)	(4,093)	(330)		(3,253)
Common Equity Tier 1 Capital	$36,077	$44,263	$34,750	$42,619	$33,742		$41,712
Preferred Shares(3)	2,934	2,934	2,934	2,934	2,934		2,934
Capital instrument liabilities – trust securities(3)	1,400	1,400	1,400	1,400	1,400		1,400
Other Tier 1 capital adjustments(4)	63	(4,334)	(7)	(4,334)	(3)		(4,334)
Net Tier 1 Capital	$40,474	$44,263	$39,077	$42,619	$38,073		$41,712
Subordinated debentures, net of amortization(3)	6,184	6,184	6,134	6,134	4,871		4,871
Other Tier 2 capital adjustments(4)	653	362	652	409	648		517
Total regulatory capital	$47,311	$50,809	$45,863	$49,162	$43,592		$47,100
CET1 risk-weighted assets(5)	$348,039	$355,138	$328,688	$335,233	$312,473		$319,936
Tier 1 risk-weighted assets(5)	$348,835	$355,138	$329,424	$335,233	$313,263		$319,936
Total risk-weighted assets(5)	$349,518	$355,138	$330,055	$335,233	$314,449		$319,936
Capital ratios (%)
Common Equity Tier 1 Capital ratio	10.4	12.5	10.6	12.7	10.8		13.0
Tier 1 capital ratio	11.6	12.5	11.9	12.7	12.2		13.0
Total capital ratio	13.5	14.3	13.9	14.7	13.9		14.7
Leverage:
Leverage exposures(6)	$979,510	$982,967	$947,169	$950,456	N/A		N/A
Leverage ratio(6)	4.1%	4.5%	4.1%	4.5%	N/A		N/A
Assets-to-capital multiple(6)(7)	N/A	N/A	N/A	N/A	17.1	x	17.1	x
(1)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes beginning Q3 2014.
(2)	Other Common Equity Tier 1 capital adjustments under the all-in approach include defined pension plan assets and other items. For the transitional approach, deductions include: Common Equity Tier 1 all-in deductions multiplied by an annual transitional factor (40% in 2015; 20% in 2014) and an adjustment for Additional Tier 1 deductions for which there is insufficient Additional Tier 1 capital.
(3)	Qualifying Tier 1 and Tier 2 Capital instruments are compliant with Basel III requirements for NVCC. Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years. Amounts reported for regulatory capital may be less than as reported on the Consolidated Statement of Financial Position.
(4)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries; in addition, Tier 2 includes eligible collective allowance and excess allowance. For the transitional approach, other Tier 1/Tier 2 capital adjustments include the amount of the Common Equity Tier 1 regulatory adjustment not deducted that were Tier 1/Tier 2 deductions under Basel II (such as 50% of significant investments in financial institutions).
(5)	As at July 31, 2015, the CVA risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively (April 30, 2015 – scalars of 0.64, 0.71, and 0.77; October 31, 2014 – scalars of 0.57, 0.65 and 0.77, respectively).
(6)	Effective January 31, 2015, the leverage ratio replaced the Assets-to-capital multiple.
(7)	As prescribed by OSFI, asset-to-capital multiple is calculated by dividing the Bank’s total assets, including specific off-balance sheet items, by total regulatory capital on a transitional basis.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OSFI has prescribed an authorized leverage ratio and the Bank was above the regulatory minimum as at July 31, 2015.

13.	Share-based payments

During the first quarter, the Bank granted 1,514,158 options with an exercise price of $68.32 per option and a weighted average fair value of $7.63 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. This change is prospective and does not impact prior period grants. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $1 million and $12 million for the three months and nine months ended July 31, 2015, respectively (July 31, 2014 – $3 million and $27 million) as a result of equity-classified share-based payment expense.

14.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	July 31 2015	April 30 2015	July 31 2014	July 31 2015		April 30 2015		July 31 2014
Defined benefit service cost	$67	$77	$51		$11		$11		$5
Interest on net defined benefit (asset) liability	5	5	1		15		15		15
Other	2	2	2		(3)		(3)		3
Defined benefit expense	$74	$84	$54		$23		$23		$23
Defined contribution expense	$6	$7	$4	$	n/a	$	n/a	$	n/a
Increase (decrease) in other comprehensive income related to employee benefits(2)	$87	$328	$(193)		$38		$77		$(40)

	For the nine months ended
	Pension plans		Other benefit plans
($ millions)	July 31 2015	July 31 2014	July 31 2015		July 31 2014
Defined benefit service cost	$219	$182		$34		$24
Interest on net defined benefit (asset) liability	15	5		45		44
Other	6	6		(3)		5
Defined benefit expense	$240	$193		$76		$73
Defined contribution expense	$20	$14	$	n/a	$	n/a
Increase (decrease) in other comprehensive income related to employee benefits(2)	$(310)	$(277)		$(25)		$(97)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

15.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s consolidated financial statements in the 2014 Annual Report. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
–	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Changes to operating segments effective November 1, 2014

Effective November 1, 2014, the Canadian and International businesses previously reported in Global Wealth & Insurance are included in Canadian Banking and International Banking’s results, respectively. As well, certain Asia business activity previously reported in International Banking is now included in Global Banking and Markets. Prior period comparative results have been restated.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended July 31, 2015
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$1,633	$1,467	$272	$(18)	$3,354
Non-interest income(3)	1,226	813	693	38	2,770
Total revenues	2,859	2,280	965	20	6,124
Provision for credit losses	173	293	14	–	480
Non-interest expenses	1,510	1,294	464	66	3,334
Provision for income taxes	313	156	112	(118)	463
Net income	$863	$537	$375	$72	$1,847
Net income attributable to non-controlling interests in subsidiaries	$–	$52	$–	$–	$52
Net income attributable to equity holders of the Bank	$863	$485	$375	$72	$1,795
Average assets ($ billions)	$301	$129	$335	$95	$860
Average liabilities ($ billions)	$218	$96	$232	$262	$808
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of ($108) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $17; International Banking – $144 and Other– $(41).

	For the three months ended April 30, 2015
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$1,574	$1,380	$259	$(15)	$3,198
Non-interest income(3)	1,210	751	839	(61)	2,739
Total revenues	2,784	2,131	1,098	(76)	5,937
Provision for credit losses	169	266	13	–	448
Non-interest expenses	1,487	1,224	467	46	3,224
Provision for income taxes	299	154	169	(154)	468
Net income	$829	$487	$449	$32	$1,797
Net income attributable to non-controlling interests in subsidiaries	$–	$40	$–	$–	$40
Net income attributable to equity holders of the Bank	$829	$447	$449	$32	$1,757
Average assets ($ billions)	$298	$128	$355	$89	$870
Average liabilities ($ billions)	$216	$94	$247	$262	$819
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $(117) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $19; International Banking – $112 and Other – $(32).

	For the three months ended July 31, 2014
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$1,530	$1,308	$273	$39	$3,150
Non-interest income(3)	1,760	720	849	8	3,337
Total revenues	3,290	2,028	1,122	47	6,487
Provision for credit losses	152	242	4	–	398
Non-interest expenses	1,475	1,159	477	29	3,140
Provision for income taxes	337	141	174	(54)	598
Net income	$1,326	$486	$467	$72	$2,351
Net income attributable to non-controlling interests in subsidiaries	$–	$50	$–	$–	$50
Net income attributable to equity holders of the Bank	$1,326	$436	$467	$72	$2,301
Average assets ($ billions)	$292	$114	$314	$81	$801
Average liabilities ($ billions)	$210	$84	$215	$244	$753
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $(89) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $23; International Banking – $102 and Other – $(31).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended July 31, 2015
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$4,758	$4,196	$798	$(31)	$9,721
Non-interest income(3)	3,617	2,290	2,297	(1)	8,203
Total revenues	8,375	6,486	3,095	(32)	17,924
Provision for credit losses	507	844	40	–	1,391
Non-interest expenses	4,461	3,722	1,396	176	9,755
Provision for income taxes	900	432	431	(355)	1,408
Net income	$2,507	$1,488	$1,228	$147	$5,370
Net income attributable to non-controlling interests in subsidiaries	$–	$139	$–	$–	$139
Net income attributable to equity holders of the Bank	$2,507	$1,349	$1,228	$147	$5,231
Average assets ($ billions)	$299	$126	$343	$86	$854
Average liabilities ($ billions)	$216	$93	$239	$255	$803
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $(317) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $51; International Banking – $364 and Other – $(106).

	For the nine months ended July 31, 2014
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$4,464	$3,853	$803	$86	$9,206
Non-interest income(3)	4,107	2,188	2,418	(62)	8,651
Total revenues	8,571	6,041	3,221	24	17,857
Provision for credit losses	427	688	14	–	1,129
Non-interest expenses	4,281	3,445	1,403	111	9,240
Provision for income taxes	884	435	513	(204)	1,628
Net income	$2,979	$1,473	$1,291	$117	$5,860
Net income attributable to non-controlling interests in subsidiaries	$1	$161	$–	$–	$162
Net income attributable to equity holders of the Bank	$2,978	$1,312	$1,291	$117	$5,698
Average assets ($ billions)	$291	$114	$309	$78	$792
Average liabilities ($ billions)	$207	$84	$215	$238	$744
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $(253) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $153; International Banking – $318 and Other – $(115).

16.	Non-interest income

The following table presents details of banking revenues and wealth management revenues in non-interest income.

	For the three months ended			For the nine months ended
($ millions)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Banking
Card revenues	$281	$263	$230	$803	$686
Deposit and payment services	315	306	302	923	882
Credit fees	269	261	255	782	761
Other	109	90	93	289	265
	974	920	880	2,797	2,594
Banking fee related expenses	115	102	86	310	252
Total banking revenues	$859	$818	$794	$2,487	$2,342
Wealth management
Mutual funds	$415	$405	$371	$1,213	$1,085
Brokerage fees	255	254	232	756	697
Investment management and trust	167	165	155	491	454
Total wealth management revenues	$837	$824	$758	$2,460	$2,236

Prior period amounts for July 31, 2014 have been restated to conform with current period presentation.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2015	April 30 2015	July 31 2014	July 31 2015	July 31 2014
Basic earnings per common share
Net income attributable to common shareholders	$1,767	$1,727	$2,267	$5,143	$5,573
Average number of common shares outstanding (millions)	1,210	1,210	1,217	1,212	1,214
Basic earnings per common share(1) (in dollars)	$1.46	$1.43	$1.86	$4.24	$4.59
Diluted earnings per common share
Net income attributable to common shareholders	$1,767	$1,727	$2,267	$5,143	$5,573
Adjustments to net income due to share-based payment options and others(2)	24	16	2	56	6
Adjusted income attributable to common shareholders	$1,791	$1,743	$2,269	$5,199	$5,579
Average number of common shares outstanding (millions)	1,210	1,210	1,217	1,212	1,214
Adjustments to average shares due to share-based payment options and others(2) (millions)	21	21	8	20	7
Average number of diluted common shares outstanding (millions)	1,231	1,231	1,225	1,232	1,221
Diluted earnings per common share(1) (in dollars)	$1.45	$1.42	$1.85	$4.22	$4.57
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain grants of tandem stock appreciation rights or options that the Bank may settle at its own discretion by issuing common shares in relation to non-controlling interests and additional interest in an associated company were not included in the calculation of diluted earnings per share as they were anti-dilutive.

18.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2014.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	July 31, 2015			April 30 2015	October 31 2014
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail(2)
Drawn(3)	$313,847	$53,881	$367,728	$341,274	$316,057
Undrawn commitments	64,919	4,930	69,849	64,310	59,388
Other exposures(4)	104,864	3,101	107,965	97,314	85,909
Total non-retail	$483,630	$61,912	$545,542	$502,898	$461,354
Retail
Drawn(5)	$162,222	$53,415	$215,637	$206,419	$210,101
Undrawn commitments	30,353	–	30,353	29,748	29,064
Total retail	$192,575	$53,415	$245,990	$236,167	$239,165
Total	$676,205	$115,327	$791,532	$739,065	$700,519
(1)	After credit risk mitigation and excludes available-for-sale equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and available-for-sale debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

54    Scotiabank Third Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. As at July 31, 2015, April 30, 2015 and October 31, 2014, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2014.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of July 31, 2015, 48% (April 30, 2015 – 50%; October 31, 2014 – 52%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 53% (April 30, 2015 – 53%; October 31, 2014 – 54%).

Retail standardized portfolio

The retail standardized portfolio of $53 billion as at July 31, 2015 (April 30, 2015 – $48 billion; October 31, 2014 – $47 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin America. Of the total standardized retail exposures, $27 billion (April 30, 2015 – $25 billion; October 31, 2014 – $24 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Non-trading interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	July 31, 2015						April 30, 2015		July 31, 2014
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+ 100 bps	$42	$160	$202	$(384)	$(152)	$(537)	$124	$(444)	$154	$(576)
– 100 bps(1)	(11)	(49)	(60)	223	238	462	(36)	389	(58)	474
+ 200 bps	$85	$321	$406	$(840)	$(285)	$(1,125)	$247	$(959)	$310	$(1,255)
– 200 bps(1)	(11)	(60)	(71)	(155)	583	428	(43)	421	(84)	870
(1)	Corresponding with the current low interest rate environment; the annual income sensitivity for CAD, US, EUR, and GBP exposures is measured using a 25 bp decline. Prior period amounts have been restated to reflect this change.

Scotiabank Third Quarter Report 2015    55

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at July 31, 2015, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $57 million (April 30, 2015 – $59 million; July 31, 2014 – $49 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at July 31, 2015, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $306 million (April 30, 2015 – $281 million; July 31, 2014 – $246 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 6.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	July 31, 2015			July 31, 2015	April 30, 2015	July 31, 2014
($ millions)	Average	High	Low
Credit spread plus interest rate	$8.6	$12.1	$6.5	$12.1	$7.3	$15.3
Credit spread	7.7	9.8	6.7	8.5	7.2	11.6
Interest rate	3.9	7.2	2.7	5.4	3.1	8.2
Equities	1.9	6.0	1.1	2.6	2.1	3.4
Foreign exchange	1.0	3.2	0.4	1.0	0.8	0.6
Commodities	4.0	4.7	3.2	3.3	4.7	3.8
Debt specific	4.5	5.7	3.9	5.7	4.4	18.8
Diversification effect	(9.4)	N/A	N/A	(11.8)	(9.8)	(17.1)
All-Bank VaR	$10.5	$14.2	$8.2	$12.8	$9.4	$24.9
All-Bank Stressed VaR	$22.2	$29.2	$17.4	$22.3	$19.7	$40.3

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain financial instruments at fair value through profit or loss. These include:

•	certain investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives; and

•	certain deposit note liabilities containing extension and equity linked features that are economically hedged with derivatives and managed on a fair value basis.

For assets designated at fair value through profit or loss, changes in fair value are recognized in net income. For liabilities designated at fair value through profit or loss, changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income, unless doing so would create or increase an accounting mismatch. All other changes in fair value are recognized in net income.

For deposit note liabilities designated at fair value through profit or loss, presenting changes in fair value due to changes in the Bank’s own credit risk in other comprehensive income would not create or increase an accounting mismatch in net income since the Bank does not currently hedge its own credit risk.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate. The change in fair value attributable to change in credit risk is determined by the change in the cumulative fair value adjustment due to own credit risk.

56    Scotiabank Third Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value			Cumulative change in fair value(3)
	As at			For the three months ended			As at
($ millions)	July 31 2015	April 30 2015	October 31 2014	July 31 2015	April 30 2015	July 31 2014	July 31 2015	April 30 2015	July 31 2014
Investment securities(1)	$126	$129	$111	$–	$–	$ (1)	$ 12	$12	$ 1
Deposit note liabilities(2)	1,376	1,102	465	53	(10)	6	63	10	6
(1)	Changes in fair value are recorded in non-interest income – other.
(2)	Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues.
(3)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

The following tables present the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Term deposits
($ millions)	Contractual maturity amount(1)	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value attributable to changes in own credit risk(2)(3)
As at July 31, 2015	$1,439	$1,376	$63	$8	$3
As at April 30, 2015	$1,112	$1,102	$10	$(4)	$(5)
(1)	As at October 31, 2014, the contractual maturity amount of term deposits designated at fair value through profit or loss was $483.
(2)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(3)	For the quarter ended July 31, 2015, the Bank did not realize any changes in fair value previously recorded in other comprehensive income on liabilities which were derecognized during the period.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2014 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

Scotiabank Third Quarter Report 2015    57

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the fair values of financial instruments of the Bank. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	July 31, 2015			April 30, 2015			October 31, 2014
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$82,789	$82,789	$–	$60,664	$60,664	$–	$56,730	$56,730	$–
Trading assets	103,705	103,705	–	113,120	113,120	–	113,248	113,248	–
Financial instruments designated at fair value through profit or loss	126	126	–	129	129	–	111	111	–
Securities purchased under resale agreements and securities borrowed	87,512	87,512	–	98,205	98,205	–	93,866	93,866	–
Derivative financial instruments	47,207	47,207	–	37,669	37,669	–	33,439	33,439	–
Investment securities	41,190	41,190	–	39,828	39,828	–	38,662	38,662	–
Loans	455,972	451,048	4,924	440,948	435,958	4,990	428,616	424,309	4,307
Customers’ liability under acceptances	11,025	11,025	–	13,549	13,549	–	9,876	9,876	–
Other assets	6,411	6,411	–	7,344	7,344	–	7,029	7,029	–
Liabilities:
Deposits	605,166	602,791	(2,375)	577,938	575,281	(2,657)	555,754	554,017	(1,737)
Financial instruments designated at fair value through profit or loss	1,376	1,376	–	1,102	1,102	–	465	465	–
Acceptances	11,025	11,025	–	13,549	13,549	–	9,876	9,876	–
Obligations related to securities sold short	23,363	23,363	–	22,843	22,843	–	27,050	27,050	–
Derivative financial instruments	48,866	48,866	–	43,613	43,613	–	36,438	36,438	–
Obligations related to securities sold under repurchase agreements and securities lent	77,764	77,764	–	89,676	89,676	–	88,953	88,953	–
Subordinated debentures	6,333	6,184	(149)	6,323	6,134	(189)	5,073	4,871	(202)
Other liabilities	24,698	24,410	(288)	21,645	21,209	(436)	21,668	21,218	(450)

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

58    Scotiabank Third Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis.

	As at July 31, 2015				As at April 30, 2015
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$7,697	$–	$7,697	$–	$8,438	$–	$8,438
Trading assets
Loans	–	17,306	–	17,306	–	17,279	–	17,279
Canadian federal government and government guaranteed debt	9,530	–	–	9,530	9,366	–	–	9,366
Canadian provincial and municipal debt	–	4,744	–	4,744	–	6,795	–	6,795
US treasury and other US agencies’ debt	5,358	745	–	6,103	5,131	729	–	5,860
Other foreign governments’ debt	8,043	2,420	–	10,463	8,690	3,133	–	11,823
Corporate and other debt	158	13,712	67	13,937	134	13,487	32	13,653
Income funds and hedge funds	11	1,885	1,234	3,130	156	1,969	1,393	3,518
Equity securities	35,365	119	5	35,489	40,869	155	56	41,080
Other(2)	3,003	–	–	3,003	3,746	–	–	3,746
	$61,468	$48,628	$1,306	$111,402	$68,092	$51,985	$1,481	$121,558
Financial assets designated at fair value through profit or loss	$16	$86	$24	$126	$15	$93	$21	$129
Investment securities(3)
Canadian federal government and government guaranteed debt	$5,732	$1,997	$–	$7,729	$5,850	$1,742	$–	$7,592
Canadian provincial and municipal debt	1,120	2,658	–	3,778	853	2,822	–	3,675
US treasury and other US agencies’ debt	7,310	91	–	7,401	5,395	98	–	5,493
Other foreign governments’ debt	5,557	6,547	450	12,554	6,006	6,271	419	12,696
Bonds of designated emerging markets	–	14	–	14	–	45	–	45
Corporate and other debt	906	4,739	146	5,791	883	5,297	154	6,334
Mortgage-backed securities	52	187	34	273	6	106	37	149
Equity securities	2,101	243	1,120	3,464	2,399	212	1,059	3,670
	$22,778	$16,476	$1,750	$41,004	$21,392	$16,593	$1,669	$39,654

Derivative financial instruments
Interest rate contracts	$–	$14,250	$142	$14,392	$–	$14,211	$156	$14,367
Foreign exchange and gold contracts	–	25,144	–	25,144	1	17,774	–	17,775
Equity contracts	185	2,449	388	3,022	165	1,733	325	2,223
Credit contracts	–	633	1	634	–	475	2	477
Commodity contracts	1,822	2,193	–	4,015	1,254	1,561	12	2,827
	$2,007	$44,669	$531	$47,207	$1,420	$35,754	$495	$37,669

Liabilities:
Deposits(4)	$–	$105	$1,207	$1,312	$–	$179	$1,110	$1,289

Financial liabilities designated at fair value through profit or loss	$–	$1,376	$–	$1,376	$–	$1,102	$–	$1,102

Obligations related to securities sold short	$19,525	$3,838	$–	$23,363	$18,676	$4,167	$–	$22,843

Derivative financial instruments
Interest rate contracts	$–	$13,343	$74	$13,417	$–	$13,381	$50	$13,431
Foreign exchange and gold contracts	1	24,972	–	24,973	2	19,692	–	19,694
Equity contracts	253	1,484	492	2,229	210	1,860	441	2,511
Credit contracts	–	2,847	10	2,857	–	3,452	8	3,460
Commodity and other contracts	1,199	4,191	–	5,390	1,074	3,185	258	4,517
	$1,453	$46,837	$576	$48,866	$1,286	$41,570	$757	$43,613
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $186 (April 30, 2015 – $174).
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2014
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$7,286	$–	$7,286
Trading assets
Loans	–	14,508	–	14,508
Canadian federal government and government guaranteed debt	13,848	–	–	13,848
Canadian provincial and municipal debt	–	7,531	–	7,531
US treasury and other US agencies’ debt	9,212	1,764	–	10,976
Other foreign governments’ debt	8,004	2,230	–	10,234
Corporate and other debt	85	12,453	32	12,570
Income funds and hedge funds	144	2,946	1,282	4,372
Equity securities	35,564	217	51	35,832
Other(2)	3,377	–	–	3,377
	$70,234	$48,935	$1,365	$120,534
Financial assets designated at fair value through profit or loss	$–	$90	$21	$111
Investment securities(3)
Canadian federal government and government guaranteed debt	5,520	1,331	–	6,851
Canadian provincial and municipal debt	803	2,500	–	3,303
US treasury and other US agencies’ debt	6,096	130	–	6,226
Other foreign governments’ debt	5,793	4,779	411	10,983
Bonds of designated emerging markets	–	45	–	45
Corporate and other debt	889	5,260	500	6,649
Mortgage-backed securities	–	99	39	138
Equity securities	3,087	208	1,006	4,301
	$22,188	$14,352	$1,956	$38,496

Derivative financial instruments
Interest rate contracts	$–	$12,668	$146	$12,814
Foreign exchange and gold contracts	2	14,996	–	14,998
Equity contracts	237	1,547	573	2,357
Credit contracts	–	970	4	974
Commodity contracts	875	1,380	41	2,296
	$1,114	$31,561	$764	$33,439

Liabilities:
Deposits(4)	$–	$136	$1,011	$1,147

Financial liabilities designated at fair value through profit or loss	$–	$465	$–	$465

Obligations related to securities sold short	$24,025	$3,025	$–	$27,050

Derivative financial instruments
Interest rate contracts	$–	$13,003	$52	$13,055
Foreign exchange and gold contracts	3	13,927	–	13,930
Equity contracts	463	1,711	456	2,630
Credit contracts	–	3,947	2	3,949
Commodity and other contracts	579	2,295	–	2,874
	$1,045	$34,883	$510	$36,438
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $166.
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Non-recurring fair value measurements

There were no non-recurring fair value measurements at July 31, 2015, April 30, 2015 and October 31, 2014.

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 in the fair value hierarchy comprise certain illiquid government bonds, highly-structured corporate bonds, mortgage-backed securities, illiquid investments in funds, private equity securities, income funds, hedge funds, complex derivatives, and embedded derivatives in structured deposit notes.

60    Scotiabank Third Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended July 31, 2015.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at July 31, 2015
($ millions)	Fair value, beginning of period	Gain/ (losses) recorded in income (1)	Gains/ (losses) recorded in OC	I(2)	Purchases/ Issuances	Sales/ Settlements	Transfers into / out of Level 3	Fair value, end of period	Changes in unrealized gains/(losses) recorded in income for instruments still held	(3)
Trading assets(4)
Corporate and other debt	$32	$1	$(4)		$38	$–	$–	$67	$1
Income funds and hedge funds	1,414	105	–		–	(261)	–	1,258	102	(5)
Equity securities	56	1	–		–	(52)	–	5	2
	1,502	107	(4)		38	(313)	–	1,330	105
Investment securities
Other foreign governments’ debt	419	–	27		141	(137)	–	450	–
Corporate and other debt	154	–	3		3	(14)	–	146	–
Mortgage-backed securities	37	–	–		–	(3)	–	34	–
Equity securities	1,059	20	48		38	(45)	–	1,120	–
	1,669	20	78		182	(199)	–	1,750	–
Derivative financial instruments – assets
Interest rate contracts	156	9	–		–	(23)	–	142	9
Equity contracts	325	31	–		13	(10)	29	388	32
Credit contracts	2	(1)	–		–	–	–	1	(1)
Commodity contracts	12	–	–		–	(12)	–	–	–
Derivative financial instruments – liabilities
Interest rate contracts	(50)	(25)	–		(3)	4	–	(74)	(25)
Equity contracts	(441)	(39)	–		(6)	40	(46)	(492)	(39	)(6)
Credit contracts	(8)	(2)	–		–	–	–	(10)	(2)
Other contracts	(258)	–	–		–	258	–	–	–
	(262)	(27)	–		4	257	(17)	(45)	(26)
Deposits(7)	(1,110)	(97)	–		–	–	–	(1,207)	(97	)(5)
Total	$1,799	$3	$74		$224	$(255)	$(17)	$1,828	$(18)
(1)	Gains and losses on trading assets and all derivative financial instruments are included in trading revenues in the Consolidated Statement of Income. Gains and losses on disposal of investment securities are included in net gain on sale of investment securities in the Consolidated Statement of Income.
(2)	Gains and losses from fair value changes of investment securities are presented in the net change in unrealized gains (losses) on available-for-sale securities in the Consolidated Statement of Shareholder’s Equity – Accumulated Other Comprehensive Income.
(3)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(4)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(5)	The unrealized losses on income fund and hedge fund units are offset by the mark-to-market changes in an equity-linked deposit note and certain other derivative instruments in structured transactions. Both losses and offsetting gains are included in trading revenues in the Consolidated Statement of Income.
(6)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(7)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2015 and October 31, 2014(1):

	As at April 30, 2015
($ millions)	Fair value, beginning of period	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of period
Trading assets(2)	$1,536	$(40)	$–	$11	$(5)	$–	$1,502
Investment securities	1,735	20	(58)	251	(279)	–	1,669
Derivative financial instruments	(298)	50	–	(6)	(13)	5	(262)
Deposits(3)	(1,149)	39	–	–	–	–	(1,110)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Scotiabank Third Quarter Report 2015    61

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2014
($ millions)	Fair value, beginning of period	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of period
Trading assets(2)	$1,345	$25	$–	$51	$(35)	$–	$1,386
Investment securities	2,023	105	(46)	222	(348)	–	1,956
Derivative financial instruments	225	2	–	(3)	10	20	254
Deposits(3)	(986)	(25)	–	–	–	–	(1,011)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Level 3 sensitivity analysis

The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

	Valuation technique	Significant unobservable inputs	Range of estimates for unobservable inputs	(1)	Changes in fair value from reasonably possible alternatives ($ millions)
Trading assets(2)
Corporate and other debt	Model based	Default correlation	62% – 87%		–
Investment securities
Other foreign governments’ debt	Price based	Price	100%		(2)/–
Corporate and other debt	Price based Model based	Price Default correlation	95% 62% – 87%		(1)/1
Mortgage-backed securities	Price based	Price	95%		–
Private equity securities	Market	General Partner
	comparable	valuations per statements	100%
		Capitalization rate	7%		(36)/36
Derivative financial instruments
Interest rate contracts	Open pricing model	Interest rate volatility	13% – 149%		(2)/2
Equity contracts	Open pricing model	Equity volatility Single stock correlation	4% – 97% (77)% – 98%		(6)/6
Credit contracts	Model based	Default correlation	54% – 87%		(1)/1
(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.
(2)	The valuation of private equity, hedge fund investments and embedded derivatives, bifurcated from structured deposit notes, utilize net asset values as reported by fund managers. Net asset values are not considered observable as the Bank cannot redeem these instruments at such values. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model based.

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2014 Annual Report for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement.

Changes in fair value from reasonably possible alternatives

The fair value of Level 3 instruments is determined using management’s judgements about the appropriate value of unobservable inputs. Due to the unobservable nature of the inputs used, there may be uncertainty about the valuation of Level 3 instruments. Management has used reasonably possible alternative assumptions to determine the sensitivity of these inputs and the resulting potential impact on fair value of these Level 3 instruments.

For the Bank’s trading assets and investment securities, the impact of applying these other reasonably possible inputs is a potential gain of $37 million and a potential loss of $39 million (April 30, 2015 – potential gain of $37 million and a potential loss of $39 million; October 31, 2014 – potential gain of $48 million and a potential loss of $57 million) recorded through other comprehensive income until the security is sold or becomes impaired.

For the Bank’s derivative instruments, the impact of applying these other reasonably possible assumptions is a potential net gain of $9 million and a potential net loss of $9 million (April 30, 2015 – potential net gain of $13 million and a potential net loss of $13 million; October 31, 2014 – potential net gain of $10 million and a potential net loss of $10 million).

A sensitivity analysis has not been performed on certain equity investments not quoted in an active market that are hedged with total return swaps.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

During the three months ended July 31, 2015, a net amount of derivative assets of $29 million was transferred into Level 3 from Level 2, and a net amount of derivative liabilities of $46 million was transferred into Level 3 from Level 2. During the three months ended April 30, 2015, a net amount of derivative assets of $14 million was transferred out of Level 3. $15 million was transferred into Level 2 and $1 million was transferred out of Level 1. A net amount of derivative liabilities of $19 million was transferred out of Level 3. $20 million was transferred into Level 2 and $1 million was transferred out of Level 1. During the three months ended October 31, 2014, a net amount of $20 million was transferred into Level 3 from Level 2 for derivative instruments.

All transfers were as a result of new information being obtained regarding the observability of inputs used in the valuation.

19.	Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at July 31, 2015
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$74,745	$1,352	$590	$108	$727	$333	$714	$6	$11,911		$90,486
Trading assets	5,035	5,664	4,296	2,291	3,801	6,180	14,740	20,051	41,647		103,705
Financial instruments designated at fair value through profit or loss	–	–	–	68	–	–	16	–	42		126
Securities purchased under resale agreements and securities borrowed	64,114	12,621	5,014	2,457	2,008	1,298	–	–	–		87,512
Derivative financial instruments	–	4	6,839	2,795	1,697	5,178	10,908	19,786	–		47,207
Investment securities	1,513	1,921	3,406	1,480	2,810	7,002	15,282	4,312	3,464		41,190
Loans	25,333	23,348	26,387	25,815	24,631	72,167	175,556	31,096	46,715		451,048
Residential mortgages	3,320	5,933	10,409	13,324	11,895	43,833	105,218	20,119	1,949	(1)	216,000
Personal and credit cards	2,654	1,567	2,591	2,470	2,394	9,896	19,023	5,336	43,966		89,897
Business and government	19,359	15,848	13,387	10,021	10,342	18,438	51,315	5,641	4,925	(2)	149,276
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,125)		(4,125)
Customers’ liabilities under acceptances	8,383	2,417	192	13	20	–	–	–	–		11,025
Other assets	–	–	–	–	–	–	–	–	30,765		30,765
Total assets	$179,123	$47,327	$46,724	$35,027	$35,694	$92,158	$217,216	$75,251	$134,544		$863,064

Liabilities and equity
Deposits	$52,674	$68,332	$58,532	$35,562	$24,270	$55,418	$63,421	$15,537	$229,045		$602,791
Personal	7,141	6,601	9,674	8,091	8,333	16,287	16,808	382	112,981		186,298
Non-personal	45,533	61,731	48,858	27,471	15,937	39,131	46,613	15,155	116,064		416,493
Financial instruments designated at fair value through profit or loss	–	12	18	–	–	7	571	768	–		1,376
Acceptances	8,383	2,417	192	13	20	–	–	–	–		11,025
Obligations related to securities sold short	80	90	265	150	184	3,195	6,965	8,455	3,979		23,363
Derivative financial instruments	–	27	6,847	2,346	1,954	4,709	12,213	20,770	–		48,866
Obligations related to securities sold under repurchase agreements and securities lent	61,648	7,138	5,825	3,146	6	1	–	–	–		77,764
Subordinated debentures	–	–	–	–	–	–	–	6,184	–		6,184
Other liabilities	554	1,230	915	144	531	840	2,522	3,584	28,414		38,734
Total equity	–	–	–	–	–	–	–	–	52,961		52,961
Total liabilities and equity	$123,339	$79,246	$72,594	$41,361	$26,965	$64,170	$85,692	$55,298	$314,399		$863,064

Off-Balance sheet commitments
Operating leases	$27	$58	$85	$83	$81	$284	$593	$563	$–		$1,774
Credit commitments(3)	2,973	7,542	11,530	10,429	12,742	23,264	84,623	8,191	5		161,299
Financial guarantees(4)	–	–	–	–	–	–	–	–	31,359		31,359
Outsourcing obligations	19	38	55	51	51	189	258	12	1		674
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Scotiabank Third Quarter Report 2015    63

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at April 30, 2015
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$53,180	$1,193	$443	$443	$811	$472	$483	$35	$12,042		$69,102
Trading assets	4,991	5,607	3,902	2,043	2,467	6,914	16,564	22,258	48,374		113,120
Financial instruments designated at fair value through profit or loss	12	–	–	–	63	–	14	–	40		129
Securities purchased under resale agreements and securities borrowed	76,171	11,694	5,908	1,541	1,662	1,229	–	–	–		98,205
Derivative financial instruments	2,636	1,684	1,434	1,347	964	3,380	7,847	18,377	–		37,669
Investment securities	1,921	1,879	3,816	1,714	1,451	6,571	14,081	4,708	3,687		39,828
Loans	23,160	28,378	26,481	23,222	26,192	68,461	165,476	29,051	45,537		435,958
Residential mortgages	4,137	7,549	10,986	11,595	13,618	42,570	102,004	19,289	1,774	(1)	213,522
Personal and credit cards	3,169	2,775	2,418	2,346	2,263	8,431	17,415	4,603	42,766		86,186
Business and government	15,854	18,054	13,077	9,281	10,311	17,460	46,057	5,159	4,691	(2)	139,944
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,694)		(3,694)
Customers’ liabilities under acceptances	10,551	2,868	130	–	–	–	–	–	–		13,549
Other assets	–	–	–	–	–	–	–	–	29,601		29,601
Total assets	$172,622	$53,303	$42,114	$30,310	$33,610	$87,027	$204,465	$74,429	$139,281		$837,161

Liabilities and equity
Deposits	$54,171	$53,222	$56,434	$32,948	$30,299	$57,645	$58,680	$14,964	$216,918		$575,281
Personal	6,812	7,246	8,507	8,763	8,132	16,900	16,978	357	106,617		180,312
Non-personal	47,359	45,976	47,927	24,185	22,167	40,745	41,702	14,607	110,301		394,969
Financial instruments designated at fair value through profit or loss	6	24	12	–	–	7	528	525	–		1,102
Acceptances	10,551	2,868	130	–	–	–	–	–	–		13,549
Obligations related to securities sold short	203	88	239	122	220	2,994	6,008	9,107	3,862		22,843
Derivative financial instruments	3,722	1,956	1,871	1,338	1,342	3,390	9,818	20,176	–		43,613
Obligations related to securities sold under repurchase agreements and securities lent	76,196	3,802	4,120	3,556	2,002	–	–	–	–		89,676
Subordinated debentures	–	–	–	–	–	–	–	6,134	–		6,134
Other liabilities	434	1,011	311	622	137	1,023	2,587	3,478	24,417		34,020
Total equity	–	–	–	–	–	–	–	–	50,943		50,943
Total liabilities and equity	$145,283	$62,971	$63,117	$38,586	$34,000	$65,059	$77,621	$54,384	$296,140		$837,161

Off-Balance sheet commitments
Operating leases	$26	$55	$81	$80	$77	$284	$581	$563	$–		$1,747
Credit commitments(3)	1,872	7,557	11,942	10,716	11,605	19,900	75,246	9,201	5		148,044
Financial guarantees(4)	–	–	–	–	–	–	–	–	29,790		29,790
Outsourcing obligations	19	38	57	56	52	196	296	18	1		733
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

64    Scotiabank Third Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2014
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$49,912	$1,312	$398	$125	$715	$125	$394	$2	$11,033		$64,016
Trading assets	5,038	6,068	2,921	2,628	3,051	8,707	16,124	25,143	43,568		113,248
Financial instruments designated at fair value through profit or loss	–	–	–	12	–	60	–	–	39		111
Securities purchased under resale agreements and securities borrowed	71,611	14,251	3,604	2,134	1,148	1,118	–	–	–		93,866
Derivative financial instruments	2,216	2,582	1,430	1,059	1,011	3,559	6,922	14,660	–		33,439
Investment securities	1,846	1,674	2,951	1,740	1,577	10,071	9,805	4,697	4,301		38,662
Loans	25,495	21,343	25,828	27,558	23,305	71,750	155,459	28,112	45,459		424,309
Residential mortgages	2,589	3,983	12,441	15,686	12,309	47,999	97,540	18,395	1,706	(1)	212,648
Personal and credit cards	2,719	1,530	2,239	2,797	2,450	7,735	17,448	5,003	42,283		84,204
Business and government	20,187	15,830	11,148	9,075	8,546	16,016	40,471	4,714	5,111	(2)	131,098
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,641)		(3,641)
Customers’ liabilities under acceptances	7,778	2,032	65	1	–	–	–	–	–		9,876
Other assets	–	–	–	–	–	–	–	–	28,139		28,139
Total assets	$163,896	$49,262	$37,197	$35,257	$30,807	$95,390	$188,704	$72,614	$132,539		$805,666

Liabilities and equity
Deposits	$53,612	$58,296	$52,802	$29,330	$22,930	$45,523	$65,793	$14,755	$210,976		$554,017
Personal	7,261	7,401	8,334	8,319	7,850	16,763	17,292	257	101,686		175,163
Non-personal	46,351	50,895	44,468	21,011	15,080	28,760	48,501	14,498	109,290		378,854
Financial instruments designated at fair value through profit or loss	3	23	17	–	–	–	187	235	–		465
Acceptances	7,778	2,032	65	1	–	–	–	–	–		9,876
Obligations related to securities sold short	34	159	990	269	183	3,912	7,645	10,924	2,934		27,050
Derivative financial instruments	2,156	2,629	1,266	1,386	945	4,232	8,656	15,168	–		36,438
Obligations related to securities sold under repurchase agreements and securities lent	73,074	8,929	2,280	1,586	3,084	–	–	–	–		88,953
Subordinated debentures	–	–	–	–	–	–	–	4,871	–		4,871
Other liabilities	372	489	398	184	92	1,948	2,999	3,387	24,916		34,785
Total equity	–	–	–	–	–	–	–	–	49,211		49,211
Total liabilities and equity	$137,029	$72,557	$57,818	$32,756	$27,234	$55,615	$85,280	$49,340	$288,037		$805,666

Off-Balance sheet commitments
Operating leases	$25	$53	$78	$78	$76	$261	$550	$577	$–		$1,698
Credit commitments(3)	5,062	4,165	9,950	13,315	14,475	13,821	73,224	3,424	5		137,441
Financial guarantees(4)	–	–	–	–	–	–	–	–	27,137		27,137
Outsourcing obligations	19	38	57	57	57	161	286	1	1		677
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

20.	Business combinations

International acquisitions

Cencosud Administradora de Tarjetas S.A., Chile

On May 1, 2015, the Bank acquired a 51% controlling interest in Cencosud Administradora de Tarjetas S.A., and certain other smaller entities (collectively, CAT), from Cencosud S.A. (Cencosud), for cash consideration of US$280 million. CAT is the financial services business of Cencosud and distributes credit cards and consumer loans in Chile.

The acquisition was accounted for as a business combination resulting in consolidation of 100% of its assets and liabilities with the recording of non-controlling interests for the 49% held by another shareholder.

The Bank has recorded $1.4 billion of assets (mainly loans) and $1.3 billion of liabilities (mainly deposits).

Citibank Peru Operations

On May 1, 2015, the Bank’s subsidiary in Peru acquired 100% of the retail and commercial banking operations of Citibank in Peru. The acquisition was accounted for as a business combination and resulted in the recognition of loans of $480 million and deposits of $210 million.

The Bank is in the process of finalizing the fair values of the acquired net assets relating to these two transactions. Therefore, subsequent adjustments during the measurement period may occur.

Citibank Panama and Costa Rica Operations

On July 14, 2015, the Bank announced an agreement to acquire Citigroup’s retail and commercial banking businesses in Panama and Costa Rica, subject to regulatory approval, and will be accounted for as a business combination.

Scotiabank Third Quarter Report 2015    65

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2015

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 6	January 28
April 7	April 28
July 7	July 29
October 6	October 28

Annual Meeting date for fiscal 2015

The Annual Meeting for fiscal year 2015 is scheduled for April 12, 2016.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at (416) 866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on August 28, 2015, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 849-1847 or 1-866-530-1554 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from August 28, 2015, to September 12, 2015, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the identification code 2859812#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 933-8774

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-6806

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

66    Scotiabank Third Quarter Report 2015

SHAREHOLDER INFORMATION

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Third Quarter Report 2015    67

The Bank of Nova Scotia is incorporated in Canada with limited liability.